UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Investor meeting on Financial Results for 1HFY2011

2.	Supplemental material on financial results 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: November 25, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Sumitomo Mitsui Trust Holdings, Inc.

Investor Meeting on Financial Results for 1HFY2011

November 24, 2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances. This presentation does not constitute an offer to sell or a solicitation of an offer to subscribe for or purchase any securities.

1. 1HFY2011 financial results and financial condition

2. Forecast for FY2011

3. Policy on business initiatives for 2HFY2011

4. Status of Balance sheet

5. Status of Capital, financial and capital policies

6. Midterm Management Plan

7. (Reference ?) Credit portfolio

8. (Reference ?) Financial results and finance-related

9. (Reference ?) Division performance

Definitions of terms in this document

Non-consolidated (Three-company total): Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated)

+ Sumitomo Trust and Banking (Non-consolidated)

Non-consolidated (Two-company total): Chuo Mitsui Trust and Banking (Non-consolidated) + Sumitomo Trust and Banking (Non-consolidated)

CMTB+CMAB (Non-consolidated): Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated)

Consolidated figures for previous fiscal year: former Chuo Mitsui Trust Holdings (Consolidated) + Sumitomo Trust and Banking (Consolidated)

Accounting for Business combination related to Management Integration

Applying accounting method for business combination: “Purchase accounting method”, and its amount of effect: “Results of applying purchase accounting method”

Sumitomo Mitsui Trust Holdings

Copyright © 2011Sumitomo Mitsui Trust Holdings, Inc. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

1

Overviews

Consolidated financial results

Results (change from 1HFY2010)

Exceeded the previous fiscal year’s results due to favorable market-related profit and effect of integrated accounting

Net business profit before credit costs

?175.6bn [+?27.0bn]

Total credit costs were stable at low level

Total credit costs

?0.0bn [?(2.3)bn]

Significantly increased from 1HFY2010 due to effect of amortization of negative goodwill (?43.4bn), etc.

Net income

?128.1bn [+ ?42.0bn]

Net income

(excl. negative goodwill )

?84.6bn [?(1.4)bn]

Strategy for 2HFY2011

Continue to strengthen and expand fee businesses centering on investment trust and insurance sales

Net fees and commissions ratio

39.4% [Target: approx. 50%]

Financial strengthngth

Mar. 2011 (Actual)

Sep. 2011 (Actual)

Continued to maintain high quality of loan assets

NPL ratio

1.1%

1.1%

Further enhanced capital through accumulation of retained earnings

Consolidated Tier I capital ratio

10.9%

11.6%

Midterm Management Plan

Target (FY2015) (Consolidated)

Revised revenue target, etc. of the management integration plan considering recent change of economic environment

Net business profit before credit costs

?400.0bn

Net income

?200.0bn

1HFY2011 financial results and financial condition

Sumitomo Mitsui Trust Holdings

Copyright © 2011Sumitomo Mitsui Trust Holdings, Inc. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

2

1HFY2011 financial results and financial condition

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

3

1HFY2011 financial results: Consolidated

- ▶Net business profit before credit costs increased by 27.0 billion yen from 1HFY2010 to 175.6 billion yen, due to the effects of purchase accounting method, in addition to the increase in that on a non-consolidated (Three-company total) basis.
  - → Contribution of group companies to net business profit before credit costs (before consolidated adjustments) was 28.1 billion yen, and consisted its 16%.
- ▶Net income increased by 42.0 billion yen from 1HFY2010 to 128.1 billion yen, mainly due to the gain on amortization of negative goodwill of 43.4 billion yen related to share exchange.

(Billions of yen)	1HFY2010	1HFY2011	Change
Net business profit before credit costs	148.5	175.6	27.0
(Contribution of group companies before consolidated adjustments)	27.7	28.1	0.3
Gross business profit	314.3	359.9	45.5
General and administrative expenses	(171.9)	(185.0)	(13.0)
Net non-recurring profit, etc.	(30.7)	(19.5)	11.1
Ordinary profit	111.6	155.2	43.6
Extraordinary profit	(4.3)	39.1	43.5
Amortization of negative goodwill related to share exchange	-	43.4	43.4
Income before income taxes	107.2	194.4	87.1
Total income taxes	(10.5)	(55.4)	(44.8)
Net income	86.1	128.1	42.0
(Excl. amortization of negative goodwill related to share exchange)	86.1	84.6	(1.4)
Total credit costs	2.4	0.0	(2.3)
(Difference from non-consolidated (Three-company total))	(8.5)	0.9	9.4
Net gains on stocks	(1.1)	(11.0)	(9.8)
(Difference from non-consolidated (Three-company total))	0.2	12.2	11.9
Consolidated return on equity	9.77%	15.36%	5.59%
Dividend on common share (Interim dividend) (Yen)	-	4.0	-

< Composition of net business profit before credit costs(*) >

(1) Non-consolidated (Three-company total): ¥129.5bn

(2) Group companies: ¥ 28.1bn

(3) Effect of purchase accounting method: ¥25.1bn

(*) Added adjustment of dividend elimination, etc. to sum of (1) , (2) and (3)

< Major factors (change from 1HFY2010) >

(1) Net business profit before credit costs: + ¥27.0bn
- ・Non-consolidated + ¥9.8bn [¥119.7bn → ¥129.5bn]
- ・Consolidated difference + ¥17.1bn [¥28.8bn → ¥46.0bn]

(2) Contribution of group companies before consolidated adjustments: + ¥0.3bn
- Sumishin Real Estate Loan & Finance + ¥0.5bn
- SBI Sumishin Net Bank + ¥0.4bn
- Sumishin Panasonic Financial Services ¥(0.4)bn

(3) General and administrative expenses: ¥(13.0)bn
- Japan Trustee Services Bank ¥(13.4)bn (newly consolidated)

(4) Net non-recurring profit, etc.: + ¥11.1bn
- Cancellation of amortization of net actuarial losses + ¥6.6bn

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P41

1HFY2011 financial results: Non-consolidated (Three-company total)

- ►Net business profit before credit costs increased by 9.8 billion yen from 1HFY2010 to 129.5 billion yen, mainly due to the increase in net other operating profit centering on net gains on bonds, while net fees and commissions and related profit decreased.
- ►Total credit costs stayed at 0.8 billion yen, due to limited occurrence of new non-performing loans, in addition to the steady decrease in the balance of non-performing loans.
- ►Net income decreased by 27.2 billion yen from 1HFY2010 to 57.6 billion yen, mainly due to the devaluation of stocks resulting from the decline in stock prices.

(Billions of Yen)	1HFY2010	1HFY2011	Change
Net business profit before credit costs	119.7	129.5	9.8
Gross business profit	240.6	250.8	10.1
Net interest income and related profit	124.9	123.4	(1.4)
Net fees and commissions and related profit	83.7	79.4	(4.2)
Net trading profit	7.0	3.1	(3.9)
Net other operating profit	24.9	44.7	19.8
Net gains on bonds	34.6	50.6	16.0
General and administrative expenses	(120.9)	(121.2)	(0.3)
Net non-recurring profit, etc.	(28.8)	(42.0)	(13.1)
Reversal of allowance for loan losses	-	1.9	1.9
Net gains on stocks	(1.4)	(23.2)	(21.8)
Amortization of net actuarial losses	(13.0)	(11.7)	1.2
Ordinary profit	90.8	87.5	(3.2)
Extraordinary profit	(6.3)	(7.5)	(1.2)
Income before income taxes	84.5	79.9	(4.5)
Total income taxes	0.4	(22.3)	(22.7)
Net income	84.9	57.6	(27.2)
Total credit costs	11.0	(0.8)	(11.8)

< Major factors (change from 1HFY2010) >

(1) Net interest income and related profit: ¥(1.4)bn

Domestic +¥2.1bn [¥104.6bn → ¥106.8bn]

International ¥(3.9)bn [¥19.7bn → ¥15.7bn]

(2) Net fees and commissions and related profit: ¥(4.2)bn

Fees of investment trust/ Insurance +¥2.8bn [¥20.8bn → ¥23.7bn]

Real estate brokerage fees ¥(4.9)bn [¥8.6bn → ¥3.7bn]

(3) Net other operating profit: +¥19.8bn

- Net gains on bonds +¥16.0bn [Domestic bonds ¥(1.7)bn, Foreign bonds +¥17.8bn]
- Net gains from derivatives other than for trading or hedging +¥4.2bn

(4) Extraordinary profit: ¥(1.2)bn

- Decrease of reversal of allowance for loan losses ¥(11.8)bn
- Disappearance of impairment loss on shares of a subsidiary in 1HFY2010 +¥15.2bn
- Costs related to the Management Integration +¥0.7bn [¥(4.3)bn → ¥(3.5)bn]

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P43

Financial results and contribution of major group companies

- ►Contribution to net business profit before credit costs (excluding one-time effect) increased by 0.3 billion yen from 1HFY2010, due to the increase in profit of SBI Sumishin Net Bank, etc.
- ►Contributions to net income (excluding one-time effect) increased by 5.8 billion yen from 1HFY2010, mainly due to the increase in profit of Sumishin Real Estate Loan & Finance.
- ►Effects on consolidation difference are 25.1 billion yen at the level of net business profit before credit costs, and 62.7 billion yen at the level of net income.

< Contribution of major group companies to consolidated financial results >

(Billions of Yen)	Net business profit before credit costs			Net income			Goodwill as of Sep. 2011	
	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change	Amortization amount	Outstanding balance
Consolidation difference	28.8	46.0	17.1	1.1	70.4	69.2	(4.8)	120.6
Effect of purchase accounting method	-	25.1	25.1	-	62.7	62.7	---	---
Contribution (before consolidated adjustments) (*1)	27.7	28.1	0.3	4.7	20.4	15.6	(4.8)	120.6
(Excl. One-time effect) (*2)	27.7	28.1	0.3	14.6	20.4	5.8	---	---
Nikko Asset Management Co., Ltd. (Consolidated)	4.1	4.2	0.1	2.6	2.7	0.0	(*3) (2.7)	(*3) 67.6
Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)	8.9	8.4	(0.4)	5.0	5.1	0.0	(0.1)	0.7
Sumishin Real Estate Loan & Finance, Ltd.	2.9	3.4	0.5	0.5	3.6	3.0	(1.9)	51.9
SBI Sumishin Net Bank, Ltd. (Consolidated)	0.7	1.1	0.4	0.7	1.6	0.8	---	---

(*1) Contribution of group companies (before consolidated adjustments) is a substantive amount which excludes consolidation adjustments that do not relate directly to the group companies' business results. (Non-consolidated profit/loss of the holding company, elimination of dividend, amortization of goodwill, etc.)
(*2) Adjusted one-time effect of business restructuring of STB's subsidiaries.
(*3) Include an amortization amount (0.5 billion yen) and outstanding balance (4.9 billion yen) of affiliated companies

< Effects on differences between consolidated and non-consolidated financial results >

	1HFY2011	
Amortization/ Accumulation of loans and bills discounted, bonds and deposits, etc.	6.9 bn	
Effects of sales of bonds, etc.	18.2 bn	(*)
Effect on net business profit before credit costs	25.1 bn	
Cancellation of amortization of net actuarial losses	6.6 bn	
Effects of sales/ cancellation of devaluation of stocks, etc.	12.1 bn	(*)
Effect on ordinary profit	43.9 bn	
Tax effects on above items	(24.6)bn	
Effect on net income	62.7 bn	

(*) One-time effect

- ◆ By applying purchase accounting method, differences between consolidated and non-consolidated costs of assets/ liabilities which were object of the revaluation (mark to market) were recognized, which caused consolidated and non-consolidated financial results as to profit/ loss resulting from amortization/ accumulation of related assets/ liabilities or sales of securities.
- ◆ An effect of these differences for 1HFY2011 is 62.7 billion yen of profit at the level of net income, including factors such as gains/ losses on sales or devaluation of securities (19.3 billion yen), as well as gain on amortization of negative goodwill related to share exchange (43.4 billion yen).

- ◆ Impairment risk of shareholdings and cost burden of amortization of net actuarial losses are reduced

Note: Effects by applying purchase accounting method in this page include gain on amortization of negative goodwill of 43.4 billion yen.

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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P42

Breakdown of profit by business: Non-consolidated (Three-company total)

- ►Gross business profit increased by 10.1 billion yen from 1HFY2010 to 250.8 billion yen, due to the significant increase in that of treasury and financial products, while that of real estate stagnated due to the effects of the earthquake.
- ►As to retail financial services, gross business profit decreased by 2.4 billion yen from 1HFY2010, due to a 4.6 billion yen decrease in net interest income resulting from the decline in interest rates, in addition to the disappearance of securitization profit of 2.2 billion yen posted in 1HFY2010, while fees of investment trust/ insurance increased by 2.9 billion yen over the same period.
- ►Gross business profit of wholesale financial services decreased by 1.0 billion yen, mainly due to the decrease in loan arrangement fees.

(Billions of yen)	1HFY2010	1HFY2011	Change
Retail financial services	73.2	70.7	(2.4)
Wholesale financial services	66.1	65.1	(1.0)
Stock transfer agency services	9.1	8.8	(0.2)
Gross business profit	16.8	16.5	(0.3)
Fees paid for outsourcing	(7.6)	(7.6)	0.0
Treasury and financial products	58.3	80.8	22.4
Fiduciary services	30.6	30.6	(0.0)
Gross business profit	42.8	42.9	0.1
Fees paid for outsourcing	(12.1)	(12.3)	(0.1)
Real estate	13.1	7.5	(5.5)
Others	(0.9)	(4.1)	(3.1)
Total	240.6	250.8	10.1


240.6
(2.4)
(1.0)
22.4
(0.0)
(5.5)
(3.1)
250.8
1HFY2010
Retail financial services
Wholesale financial services
Treasury and financial products
Fiduciary services
Real estate
Others
1HFY2011

(*1) Figures of profit by business are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.
(*2) Figures for "Others" include costs of capital funding, dividends of shares for cross-shareholdings, general and administrative expenses of headquarters, etc.

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of net interest income: Non-consolidated (Two-company total)

Average balance of loans remained almost flat from 1HFY2010, as a result of increase in the balance of loans to individuals, though the demand for loans by corporations stagnated.

Decrease in net interest income from 1HFY2010 stayed at 1.4 billion yen, due to a 10.0 billion yen increase in that of securities as a result of increased investment in bonds by treasury and financial products business, while loan-deposit margin shrank by 6bp from 1HFY2010 to 0.84% due to the decline in market interest rate.

< Loan-deposit margin (Banking a/c and Principal guaranteed trust a/c combined) >

FY2010

1HFY2011

Change from

2HFY2010

Change from

1HFY2010

2H

1H

Loans and bills discounted

1.21%

(0.07%)

(0.12%)

1.28%

1.33%

Deposits, etc.

0.37%

(0.03%)

(0.06%)

0.40%

0.43%

Loan-deposit margin

0.84%

(0.04%)

(0.06%)

0.88%

0.90%

Average yield on Loans and bills discounted

Average yield on Deposits, etc.

Loan-depositmargin

1.5%

1.0%

0.5%

0.0%

1.52%

1.02%

0.50%

FY09

1H

1.44%

0.97%

0.47%

FY09

2H

1.33%

0.90%

0.43%

FY10

1H

1.28%

0.88%

0.40%

FY10

2H

1.21%

0.84%

0.37%

Fy11

1H

1HFY2010

1HFY2011

Change

(Average balance: Trillions of yen)

(Income/Expense: Billions of yen)

Average balance

Yield

Income/ Expense

Average balance

Yield

Income/ Expense

Average balance

Yield

Income/ Expense

Net interest income

124.9

123.4

(1.4)

Domestic business

0.73%

104.6

0.76%

106.8

0.03%

2.1

Interest-earning assets

28.11

1.17%

166.0

27.80

1.16%

162.6

(0.31)

(0.01%)

(3.4)

Loans and bills discounted (A)

18.33

1.33%

122.9

18.34

1.21%

111.6

0.01

(0.12%)

(11.2)

Securities, etc. (*1)

6.17

0.88%

27.4

6.21

1.20%

37.5

0.03

0.31%

10.0

Interest-bearing liabilities

27.69

0.44%

(61.4)

27.41

0.40%

(55.8)

(0.27)

(0.03%)

5.5

Deposits, etc. (*2) (B)

21.45

0.43%

(46.8)

22.12

0.37%

(41.5)

0.67

(0.06%)

5.3

International business

0.99%

19.7

0.83%

15.7

(0.16%)

(3.9)

Loans and bills discounted

1.57

1.39%

11.0

1.85

1.31%

12.2

0.28

(0.07%)

1.2

Loan-deposit margin (*3) (A) + (B)

0.90%

76.1

0.84%

70.1

(0.06%)

(5.9)

(*1) Securities + Monetary Claims Bought (*2) Deposits + Trust principal (*3) As to yield, (A) – (B)

SUMITOMO MITSUI TRUST HOLDINGS

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8

Breakdown of net fees and commissions

Non-consolidated (Three-company total) net fees and commissions decreased by 4.2 billion yen from 1HFY2010 to 79.4 billion yen, mainly due to the decrease in real estate brokerage fees, though fees of investment trust/ insurance increased over the same period.

Ratio of net fees and commissions to gross business profit fell by 1.4 points from 1HFY2010 to 39.4%, because of the significant increase in net other operating profit including net gains on bonds, while net fees and commissions increased due to the consolidation of Japan Trustee Services Bank.

Non-consolidated (Three-company total)

Consolidated (*)

(Billions of yen)

1HFY2011

Change from 1HFY2010

1HFY2011

Change from 1HFY2010

Net fees and commissions and related profit

79.4

(4.2)

141.9

13.4

(Net fees and commissions)

37.9

(3.3)

97.4

11.2

(Other trust fees)

41.5

(0.8)

44.5

2.2

Investment trust and Insurance Sales

23.7

2.8

23.7

2.8

Fiduciary services business

30.6

(0.0)

71.8

14.8

Profit

42.9

0.1

75.2

6.0

Fees paid for outsourcing

(12.3)

(0.1)

(3.4)

8.7

Stock transfer agency services

8.8

(0.2)

14.4

(0.2)

Profit

16.5

(0.2)

17.9

(0.0)

Fees paid for outsourcing

(7.6)

0.0

(3.4)

(0.2)

Real estate business

7.0

(5.6)

12.8

(5.6)

Others (Loan arrangement fees, etc.)

9.1

(1.2)

19.0

1.7

Ratio to gross business profit

31.7%

(3.1%)

39.4%

(1.4%)

Trend of net fees and commissions (consolidated)

Net fees and commissions

Others

Net interest income

Ratio to gross business profit

(Billions of yen)

600.0

500.0

400.0

300.0

200.0

100.0

0.0

Mid-term target: 50%

34.9%

311.1

46.4

FY09

1H

38.7%

333.2

45.0

FY09

2H

40.9%

314.3

52.8

FY10

1H

42.9%

307.9

44.2

FY10

2H

39.4%

359.9

85.4

FY11

1H

50%

40%

30%

20%

10%

0%

(*) Show figures after eliminations, etc. for intra-group transactions.

SUMITOMO MITSUI TRUST HOLDINGS

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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P44

General and administrative expenses

General and administrative expenses (non-consolidated (Three-company total) ) remained almost flat from 1HFY2010 at 121.2 billion yen, as a result of cost control.

Overhead ratio (non-consolidated (Three-company total) ) fell by 1.9 points from 1HFY2010 to 48.3% along with the increase in gross business profit.

Non-consolidated (Three-company total)

(Billions of yen)

1HFY2010

1HFY2011

Change

Personnel expenses

(50.1)

(48.9)

1.1

Salaries etc.

(47.3)

(46.8)

0.4

Retirement benefit expenses

4.6

5.4

0.8

Others

(7.3)

(7.5)

(0.2)

Non-personnel expenses excluding taxes

(65.2)

(66.6)

(1.4)

IT system-related costs

(17.5)

(17.3)

0.1

Others

(47.6)

(49.2)

(1.6)

Taxes other than income taxes

(5.6)

(5.6)

(0.0)

General and administrative expenses (a)

(120.9)

(121.2)

(0.3)

Overhead ratio ((a) / gross business profit)

50.2%

48.3%

(1.9%)

(Reference) Consolidated

(Billions of yen)

1HFY2010

1HFY2011

Change

Personnel expenses

(77.6)

(81.4)

(3.7)

Non-personnel expenses excluding taxes

(87.5)

(97.0)

(9.4)

Taxes other than income taxes

(6.6)

(6.5)

0.1

General and administrative expenses

(171.9)

(185.0)

(13.0)

Trend of general and administrative expenses (Non-consolidated (Three-company total))

(billion of yen)

Personnel expenses

Non-personnel expenses excluding taxes

Taxes other than income taxes

Overhead ratio

200.0

150.0

100.0

50.0

0.0

47.0%

123.6

52.7

Fy09 1H

45.9%

123.5

51.8

FY09 2H

50.2%

120.9

50.1

FY10 1H

51.6%

121.2

48.9

FY10 2H

48.3%

121.2

48.9

FY11 1H

50%

40%

30%

20%

10%

0%

SUM10ITOMO MITSUI TRUST HOLDINGS

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of total credit costs and migration analysis

- ►Consolidated total credit costs stood at 0.0 billion yen, due to the reversal of allowance for loan losses resulting from the improvement of debtors' business conditions as well as the decline in the loan balance, while the costs caused by downgrades of debtors were limited.
- ►An allowance for loan losses of 8.5 billion yen for housing loan company (*Jusen*), and the reversal resulting from the unification of calculating method of reserves based on the management integration (+8.5 billion yen) were posted.

< Total credit costs >

(Billions of yen)	FY2010 1H	FY2010 2H	FY2011 1H	Major factors (1HFY2011)
Total credit costs (Non-consolidated (Two-company total))	11.0	(18.4)	(0.8)	
General allowance for loan losses	10.7	(7.8)	15.4	Downgrade of debtors: Approx. (11.5) Decrease in loan balance: Approx. +6.0 Upgrade of debtors: Approx. +4.0 Allowance for housing loan companies: Approx. (8.5), Effects from unification of calculating method of reserves: Approx. +8.5, etc.
Specific allowance for loan losses	1.0	(1.0)	(16.2)	
Recoveries of written-off claims	1.7	5.4	0.5	
Losses on sales of claims, written-off	(2.5)	(15.0)	(0.5)	
Total credit costs (Group companies)	(8.5)	(8.2)	0.9	
Total	2.4	(26.7)	0.0	

< Migration analysis (Non-consolidated (Two-company total)) >

(Billions of yen)	Mar. 2011 Balance	Sep. 2011 Balance	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	41.3	33.7	(7.5)	3.3			(3.8)	(7.0)
Doubtful	93.7	133.9	40.3	63.0	(1.2)	1.4	(12.1)	(10.8)
Assets to substandard debtors	138.5	109.2	(29.4)	9.4	(9.5)	1.0	(20.1)	(10.1)
Assets to other special mention debtors	711.2	690.5	(20.7)	223.0	(19.4)	14.4	(165.9)	(72.9)
Total	984.7	967.4	(17.3)					

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11
SUMITOMO MITSUI TRUST HOLDINGS

Forecast for FY2011

SUMITOMO MITSUI TRUST HOLDINGS

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Forecast for FY2011

▶Consolidated earnings forecast for full FY2011 has been upwardly revised to some extent, considering both favorable results in 1HFY2011 and uncertain macro economic environment of 2HFY2011

▶The year-end dividend will be calculated and paid based on the dividend policy which targets consolidated dividend payout ratio of approx. 30%.

< Consolidated>

(Billions of yen)	FY2011 1H (Actual)	FY2011 Full (Forecast)	Change from FY2010
Net business profit before credit costs	175.6	320.0	29.3
Ordinary profit	155.2	265.0	79.5
Net income	128.1	180.0	49.2
(Excl. Amortization of negative goodwill)	84.6	135.0	4.2
Total credit costs	0.0	(20.0)	4.3
Dividend on common share (Yen)	4.0	8.0	---
Consolidated dividend payout ratio (*1)	---	25.5%	---

(*1) Consolidated dividend payout ratio is calculated by excluding amortization of negative goodwill.

< Non-consolidated (Three-company total) >

	1H (Actual)	Full (Forecast)	Change from FY2010
Net business profit before credit costs	129.5	235.0	1.6
Gross business profit	250.8	485.0	9.4
Retail financial services	70.7	143.0	(1.2)
Wholesale financial services	72.7	149.0	0.1
Stock transfer agency services	16.5	(*2) 31.0	(0.8)
Treasury and financial products	80.9	125.0	13.6
Fiduciary services	42.9	(*2) 87.0	(0.9)
Real estate	7.5	29.0	3.3
General and administrative expenses	(121.2)	(250.0)	(7.8)
Ordinary profit	87.5	165.0	15.5
Net income	57.6	100.0	(23.0)
Total credit costs	(0.8)	(15.0)	(7.5)

(*2) Fees paid for outsourcing are not included.
(Stock transfer agency services: 15.0bn yen, Fiduciary services: 25.0bn yen)

(*3) Figures of profit by business are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.

< Major factors (Consolidated):
change from the initial forecast>

(1) Net business profit before credit costs: + ¥25.0bn
- ･Non-consolidated unchanged [¥235.0bn→¥235.0bn]
- ･Group companies ¥(5.0)bn [¥60.0bn→¥55.0bn]
- ･ Effect of purchase accounting method + ¥30.0bn [¥0.0bn→¥30.0bn]

(2) Total credit costs: + ¥20.0bn
- ･Non-consolidated + ¥15.0bn [¥(30.0)bn→¥(15.0)bn]
- ･Group companies + ¥5.0bn [¥(10.0)bn→¥(5.0)bn]

< Major factors (Non-consolidated):
change from the initial forecast>

(1) Net business profit before credit costs: unchanged
Gross business profit + ¥5.0bn [¥480.0bn→¥485.0bn]
- ･Retail financial services ¥(1.0)bn [¥144.0bn→¥143.0bn]
- ･Wholesale financial services ¥(6.0)bn [¥155.0bn→¥149.0bn]
- ･Treasury and financial products + ¥32.0bn [¥93.0bn→¥125.0bn]
- ･Fiduciary services ¥(5.0)bn [¥92.0bn→¥87.0bn]
- ･Real estate ¥(9.0)bn [¥38.0bn→¥29.0bn]

General and administrative expenses ¥(5.0)bn [¥(245.0)bn→¥(250.0)bn]

(2) Ordinary profit: ¥(10.0)bn
- ･Total credit costs + ¥15.0bn [¥(30.0)bn→¥(15.0)bn]
- ･Net gains on stocks ¥(25.0)bn [¥0.0bn→ ¥(25.0)bn]

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13
SUMITOMO MITSUI TRUST HOLDINGS

Policy on business initiatives for 2HFY2011

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SUMITOMO MITSUI TRUST HOLDINGS

2HFY2011 initiatives policy

1. Strengthen prioritized businesses

Revised some measures to cope with environmental change, while policy to strengthen fee businesses, which are positioned as growth areas, remains unchanged

Raise sales plan of insurance products

Strengthen the marketing of Japanese stock investment to overseas institutional investors

Strengthen real estate brokerage of small-and-medium-sized properties

2. Steady promotion of management integration

The process towards the integration of three trust banks scheduled in April, 2012 has proceeded steadily

Achieved early realization of revenue synergies in some areas through mutual provision of investment products, etc., and accelerate the integration of the group further to realize revenue synergies

The integration of Banking IT system has proceeded steadily as planned

Promote cost control through the consolidation of headquarters, overlapping branches, etc.

3. Establish enhanced financial soundness

Maintain soundness of balance sheet

Promote measures to control risk-weighted assets, considering the introduction of Basel III

Limited exposure to Euro zone (GIIPS countries: ¥8.9bn), and continue to control downside risk through enhancing the quality of credit exposure

Set up a reduction program of cross shareholdings, and enter the negotiation with clients towards reduction in 2HFY2011

Accelerate the consideration to introduce the Advanced Internal Rating Based approach (AIRB) to credit risk and the Advanced Measurement Approach (AMA) to operational risk

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Strengthen fee businesses 1: Investment trust and insurance sales

Sales volume of investment trust and insurance steadily expanded even after the earthquake, and increased significantly by 25% from 2HFY2010

Significant increase in insurance sales covered the slowdown in investment trust sales due to the effect of yen appreciation, etc. in later 1HFY2011

Focus on sales of investment trust and insurance products with low foreign exchange risk considering volatile foreign exchange and equity markets trend, as well as strengthen sales of fund wrap/ SMA

Enhance further consulting capability by prompt sharing of both companies’ know-how, as well as by utilizing training program of the group’s asset management company

Income (Non-consolidated (Two-company total))

1HFY2011 2HFY2011

Change from

Actual Plan

(Billions of yen) 1HFY2010

Total 23.7 2.8 25.0

Sales fees of investment trust 10.1 3.1 12.0

Sales fees of insurance 5.7 0.0 6.0

Others

(management and administration) 7.8 (0.2) 7.0

Trend of Fund wrap / SMA balance

(Billions of yen)

160.0 120.0 80.0 40.0 0.0

52.2 72.0 100.3 118.7 168.0

Mar.2010 Sep.2010 Mar.2011 Sep.2011 Mar.2012 (Plan)

Trend of Income (Non-consolidated (Two-company total))

(Billions of yen)

Sales fees of investment trust

Sales fees of insurance

Others (management and administration)

30.0 25.0 20.0 15.0 10.0 5.0 0.0

19.8 20.8 20.0 23.7 25.0

6.8 7.0 9.2 10.1 12.0

4.9 5.7 2.6 5.7 6.0

8.0 8.0 8.1 7.8 7.0

2HF2009 1HFY2010 2HFY2010 1HFY2011 2HF2011 (plan)

Trend of Sales volume

(Billions of yen)

Sales of volume of investment trust

Sales volume of insurance

800.0 600.0 400.0 200.0 0.0

495.3 567.7 583.0 727.2 740.0

355.8 385.3 487.6 526.6 540.0

139.5 182.3 95.3 200.5 200.0

2HFY2009 1HFY2010 2HFY2010 1HFY2011 2HFY2011 (plan)

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SUMITOMO MITSUI TRUST HOLDINGS

Strengthen fee businesses 2: Fiduciary services

Assets under management of discretionary investment significantly decreased by 4.2 trillion yen, due to the excess payment (approx. -3.4 trillion yen) of pension benefits of public pensions

Assets under management of corporate pension and public pension remained almost flat, if excludes the effect of decline in fair value (approx. -1.5 trillion yen)

Assets under management of subsidiaries resulted in net cash-inflow, if excludes the effect of decline in fair value (approx. -1.8 trillion yen) (including acquisition of DBS AM: approx +0.4 trillion yen)

Promote the marketing of high profitable alternative investment management

Strengthen capability to manage Asian equities through the integration of Hong Kong subsidiaries, as well as strengthen overseas marketing capability through the consolidation of marketing function in Europe

Assets under management (AUM) Assets under management (AUM) by company

Mar. 2011 Sep. 2011

(Trillions of yen) Actual Actual Change

Assets under management 65.7 59.0 (6.6)

Trust banks 49.0 43.3 (5.7)

Corporate pension 13.6 12.6 (1.0)

Public pension 8.2 7.8 (0.4)

Investment discretion 27.1 22.9 (4.2)

Subsidiaries 16.6 15.6 (0.9)

CMAMSTAM 3.8 3.6 (0.2)

Nikko Asset Management 12.8 12.0 (0.7)

Income (Non-consolidated (Three-company total) )

1HFY2011 2HFY2011

Change from

Actual Plan

(Billions of yen) 1HFY2010

Fiduciary services business 30.6 (0.0) 31.0

Gross business profit 42.9 0.1 44.0

Fees paid for outsourcing (12.3) (0.1) (13.0)

(Trillions of yen)

Trust banks CMAM+STAM NAM

70 60 50 40 30 20 10 0

64.1 61.9 65.7 59.0

49.9 48.3 49.0 43.3

3.7 3.7 3.8 3.6

10.4 9.8 12.8 12.0

Assets under custody (AUC)

Mar. 2011 Sep. 2011

(Trillions of yen)

(Billions of USD) Actual Actual Change

Domestic custody business (JTSB) 184 183 (0)

Global custody business (STBUSA) 209 192 (17)

SUMITOMO MITSUI TRUST HOLDINGS

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Strengthen fee businesses 3: Real estate

Number of brokerage transaction and brokerage fees from large properties stagnated, due to the delayed recovery of real estate market resulting from the effect of the earthquake

Brokerage transactions of small-and-medium-sized properties and residential properties were stable even after the earthquake

Strengthen relation with major developers and real estate investment funds, etc.

(1) Combine operating function of STB and CMTB: Not only sharing the information, but also developing the strategy for specific company in cooperation, as well as utilizing both companies’ product planning capability

(2) Strengthen product planning capability: Provide solution focusing on finance and tax, finance arrangement, placement of equity investors, tenant leasing, etc.

To strengthen brokerage transaction of small-and-medium-sized properties, establish a department specializing in that business and increase sales personnel from the real estate brokerage subsidiary

Real estate business (Group basis)

1HFY2011 2HFY2011

Change from

Actual Plan

(Billions of yen) 1HFY2010

Real estate brokerage fees 9.1(4.9) 23.0

Trust banks 3.7(4.9) 17.0

Subsidiaries 5.3(0.0) 6.0

Real estate trust fees, etc. 3.3(0.6) 4.5

Others 1.0(0.0) 1.0

Group companies 0.5(0.1) 0.5

Total 13.5(5.7) 28.5

Sep. 2011 Change from

Mar. 2011

(Billions of yen)

Balance of securitized real estate 9,353.1(113.0)

Balance of real estate asset management 271.8(9.1)

Real estate brokerage fees and number of contracts

(Billions of yen) Trust banks Subsidiaries

20.0

15.0	12.6 14.6 13.9

10.0 7.0 8.6 8.1 9.1

5.0	3.7

0.0

2HFY2009 1HFY2010 2HFY2010 1HFY2011

FY2009 FY2010 FY2011

1H 2H 1H 2H 1H

Number of

brokerage transactions 135 196 207 203 184

Note: Non-consolidated (Tw o-company total)

SUMITOMO MITSUI TRUST HOLDINGS

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Enhancing basic earnings power: Credit portfolio strategy

Balance of loans to individuals increased steadily, while that of credit to overseas Japanese borrower decreased slightly due to the effect of yen appreciation and the securitization

Financing demands are firm, plan to increase both of those exposures during 2HFY2011

Balance of credit to large corporations, etc. decreased due to the decrease in short-term loans at the end of fiscal year

Limited effects on average loan balance

Credit portfolio

(Trillions of yen)

25	23.4 23.2 23.3 Loans to individuals
20	5.9 6.0 6.6 Overseas Japanese

borrower

1.4	1.4 1.6 Overseas non-Japanese

borrower

15	1.0 1.0 1.2 Real estate NRL, etc.
1.6	1.6 1.8 Large corporations, etc.

10

5	13.3 12.9 12.0

0

Mar.2011	Sep.2011 Mar.2012

(plan)

Balance of credit to overseas Japanese borrowers

(Billions of yen)(Non-consolidated (Two-company total))

1,500.0

1,000.0

500.0	1,189.0 1,259.0 1,472.9 1,451.1 1,620.0

0.0

Mar.2010	Sep.2010 Mar.2011 Sep.2011 Mar.2012

(plan)

USD/JPY 93.25 83.40 83.13 76.63

Loans to individuals

< Balance and execution amount (Non-consolidated (Two-company total)) >

1HFY2011 2HFY2011

Actual Chanage from

2HFY2010 Plan

(Billions of yen)

Balance of loans to individuals 6,085.3 139.1 6,600.0

Residential mortgage loans 5,559.6 178.2 6,100.0

Execution Amount 436.2(54.5) 850.0

Residential mortgage loans 428.0(50.4) 790.0

< Individual loan balance >

(Trillions of yen) Trust banks SBI Sumishin Net Bank Sumishin L&F

8.0	6.3 6.5 6.9 7.1 7.7
0.1	0.2 0.2 0.2 0.2
6.0	0.4 0.5 0.7 0.8 0.8

4.0

2.0	5.7 5.8 5.9 6.0 6.6

0.0

Mar.2010	Sep.2010 Mar.2011 Sep.2011 Mar.2011

(plan)

< Origination of residential mortgage loans by channel >

Route sales channel Workplace channel Over the counter, etc.

89% 5% 6%

SUMITOMO MITSUI TRUST HOLDINGS

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Balance sheet

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SUMITOMO MITSUI TRUST HOLDINGS

Problem assets based on the Financial Reconstruction Act: Non-consolidated (Two-company total)

Ratio of “Problem assets based on the Financial reconstruction Act” to the total balance and credit cost ratio continued to remain at low level because of high quality credit portfolio Coverage ratio for “Problem assets based on the Financial Reconstruction Act” reached 87.9%, which represent sufficient level

Balance and ratio to total balance of NPLs

(Billions of yen)

1,200.0

1,000.0

800.0

600.0

400.0

200.0

0.0

5.23%

NPL

NPL ratio

2.29%

1.27%

1.16%

1.11%

1.10%

1,104.6

444.3

261.9

255.6

245.3

240.8

5.0%

4.0%

3.0%

2.0%

1.0%

0.0%

Total credit costs and credit cost ratio

(Billions of yen)

Credit costs

Credit costs ratio

200.0

150.0

100.0

50.0

0.0

0.96%

0.21%

0.33%

0.34%

0.03%

0.00%

0.9%

0.6%

0.3%

0.0%

203.0

41.1

66.8

73.9

7.4

0.8

Mar . 2003

Mar . 2005

Mar . 2007

Mar . 2009

Mar . 2011

Sep. 2011

(Billions of yen) Problem assets based on the Financial Reconstruction Act (Ratio to total loan balance) Bankrupt and practically bankrupt Doubtful Substandard Assets to other special mention debtors Ordinary assets Total

Sep. 2011

240.8

1.1%

33.7

133.9

73.1

726.6 20,958.6 21,925.9

Coverage ratio (*1) 87.9% -— 100.0% 91.7% 75.4% -— -— -—

Allowane ratio (*2) 60.3% -— 100.0% 67.7% 26.4% -— -— -—

Change from Mar. 2011

(4.5) (0.0%) (7.5) 40.3 (37.2) (12.8) (130.0) (147.3)

(*1) (Collateral value after considering haircuts + allowance for loan losses) / Loan balance (*2) Allowance for loan losses / (Loan balance—collateral value after considering haircuts)

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SUMITOMO MITSUI TRUST HOLDINGS

Effect of European sovereign debt crisis

- ►Credit exposure to Europe is constituted mainly by those of Germany, U.K. and France
- ►No sovereign exposure to GIIPS, and limited exposure to private corporations
- ►Foreign currency funding is constituted mainly by CCS and foreign exchange forward to ensure stable funding

<Credit exposure to Europe>

(Billions of yen)	Sep.2011				
		Germany	U.K.	France	GIIPS(*2)
Exposure to Europe	558.1	159.7	129.7	111.8	8.9
Sovereign	89.7	32.7	19.7	-	-
Corporations (*1)	468.4	127.0	110.0	111.8	8.9
Financial institutions	158.8	20.0	30.8	66.9	-

(*1) Excl. I/B transaction (*2) Greece, Italy, Ireland, Portugal and Spain

<Foreign currency B/S (as of Sep.2011)>

(Billions of USD)



Loans 18.5
Credit securities 7.0
Other investment 0.9
Net I/B depo 4.0
Bond investments 5.8
Customer deposits 3.8
Foreign currency deposit converted from JPY 13.2
Deposit from central banks, USCPs, etc. 13.5
Subordinated debt 1.1
Repo 4.6

<Overview of foreign exchange funding >

(1) Bond investments are basically covered by repo transactions

(2) Loans and credit securities, etc. are covered by stable funding mainly by CCS and FWD converting Japanese yen into foreign currencies

→ Net of Japanese B/S stood at approx. 2.6 trillion yen of excess funding, thus have enough room to convert Japanese yen into foreign currencies

(3) Promote diversification of fund suppliers and funding method such as customer deposits, deposit from central banks, USCPs, etc.

(4) Net deposit side at I/B transactions

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22
SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P45

Securities portfolio and interest rate risk

Cost of available-for-sale securities decreased by 548.1 billion yen from Mar. 2011 to 6,807.8 billion yen, due to the decrease in others resulting from the selling of foreign government bonds, while Japanese bonds increased by the effect of consolidation of Japan trustee Services Bank (effected amount: approx0. 650.0 billion yen)

Unrealized gains/ losses of available-for-sale securities stood at the net gains of 15.3 billion yen, as a result of improvement of unrealized gains/ losses of Japanese bonds, while unrealized gains of Japanese stocks decreased

Ratio of Japanese stocks to Tier I capital increased by 1.7 points to 42.8% over the same period, mainly due to the increase in Japanese stocks by approx. 31.0 billion yen resulting from the revaluation in accordance with the purchase accounting method

< Breakdown of securities with fair value >

(Billions of yen)

Available-for-sale securities Japanese stocks Japanese bonds Others

Held-to-maturity debt securities

Costs

Mar. 2011

7,356.0

873.9

4,050.6

2,431.4

Sep. 2011

6,807.8

893.1

4,411.1

1,503.5

Change (548.1) 19.2 360.4 (927.8)

[Fair value]

Mar. 2011

7,424.2

957.1

4,058.5

2,408.5

Sep. 2011

6,823.1

838.5

4,453.9

1,530.7

Change (601.0)

(118.6)

395.3

(877.7)

unrealized gains/losses

Mar. 2011

68.1

83.2

7.8

(22.9)

Sep. 2011 15.3 (54.6) 42.7 27.2

Change (52.8) (137.9) 34.9 50.1

724.8

649.4

(75.4)

775.0

685.8

(89.2)

50.1

36.3

(13.7)

Cross shareholdings as % of Tier I (Consolidated)

(Billion of yen)

Effect of applying purchase accounting method

Costs of shareholdings

Share holdings/Tier l capital

1,500.0

1,250.0

1,000.0

750.0

500.0

250.0

51.0%

53.5%

44.8%

41.1%

42.8%

31.0

60%

50%

40%

30%

20%

10%

Mar. 2008

Mar. 2009

Mar. 2010

Mar. 2011

Sep. 2011

995.8

914.3

872.8

862.1

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Interest rate risk

(Billions of yen, %)

Total interest risk Tier I + Tier II Outlier ratio

CMTB (Non-consolidated)

Mar. 2011 Actual 53.9 1,069.8 5.1%

Sep. 2011 Preliminary 17.5 1,076.5 1.6%

Change (36.4) 6.6 (3.4%)

Total interest risk Tier I + Tier II Outlier ratio

STB (Consolidated)

65.5

1,980.5

3.3%

13.5

2,008.5

0.7%

(52.0)

27.9 (2.%)

SUMITOMO MITSUI TRUST HOLDINGS

Status of capital, financial and capital policies

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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P46

Status of capital and public funds

Consolidated Tier I capital ratio increased to 11.65% as of Sep. 2011, as a result of decrease in risk-weighted assets, in addition to the increase in Tier I capital through accumulation of retained earnings

Credit risk-weighted assets decreased due to the decrease in the balance of loans, mainly those to corporations

< Status of capital and total risk-weighted assets

(No.1 standard: International standard for bank holding company) (Consolidated) >

(Billions of yen) Total qualifying capital Tier I capital Shareholders’ equity Preferred shares Minority interests Preferred securities Tier II capital Subordinated debts Deduction (double gearing, etc.)

Total risk-weighted assets

Amount of credit risk-weighted assets

BIS capital adequacy ratio Tier I capital ratio

Mar. 2011 Simulation (*)

2,922.0

2,045.5

1,714.7

109.0

510.6

463.5

990.3

971.9

(113.8)

18,754.1

17,384.0

15.58% 10.90%

Sep. 2011 Preliminary

2,954.0

2,082.8

1,781.2 (1)

109.0

512.0

463.5

982.1

970.4 (2)

(111.0)

17,874.5 16,564.0 (3)

16.52% 11.65%

(*) Simulation after considering effects related to the management integration based on consolidated two-company total. (Please refer to P46)

(1)	Shareholders’ equity: +?66.5bn

?Net income (Excl. amortization of negative goodwill): +?84.6bn (2) Debt capital: ?(1.5)bn?Domestic public offering of subordinated corporate bonds: +?43.0bn?Amortization of subordinated debts: ?(36.0)bn, etc.

(3)	Credit risk-weighted assets: ?(0.81)trn

?Corporates: approx. ?(0.36)trn, equities, etc.: approx. ?(0.10)trn, etc.

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Repayment of public funds

Preferred shares

Common shares

(Billions of yen)

Buy back

Market sales

Public fund

500.0

400.0

300.0

200.0

100.0

0.0

32.00

37.00

86.40

76.50

432.25

400.25

363.25

200.35

200.35

Mar.2006

Mar.2007

Mar.2008

Mar.2009

Mar.2011

?Due to the management integration, the percentage of equity held by the government decreased to from approx. 30% to approx. 12%

? Surplus amount of the new group is approx. 800.0 billion yen, which far exceeds the public funds received

SUMITOMO MITSUI TRUST HOLDINGS

All preferred shares converted into common shares in August 2009

Financial and capital policies

Basic approach to financial and capital policies

Looking towards Basel III, we aim to maximize shareholder interests through the basic approach of ensuring adequate capital (in terms of both quality and quantity), enhancing our sound financial base, and pursuing enhanced capital efficiency

Financial targets

(Medium-term target)

Consolidated ROE: Approx. 10%

(FY2011 target levels)

Common equity Tier l ratio: Approx. 6% (improve) Consolidated Tier I capital ratio: Approx. 11% (maintain) Consolidated BIS capital adequacy ratio: Approx. 15% (maintain)

Policy on repayment of public funds

?Aim at early repayment, by methods such as sales in the market, corresponding to share price movement

?No plans for capital increase to repay public funds

Policy on reduction of cross shareholdings

We target cross shareholding balance (after adjusting hedge effects) of about 30% of consolidated Tier I under current regulations by end of March, 2014

Basic policy on returns for shareholders

Our basic policy is to share profits with shareholders in accordance with profit level of each fiscal year. Dividends policy for common shares; Target a consolidated dividend payout ratio of approximately 30%

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SUMITOMO MITSUI TRUST HOLDINGS

For detail, please refer to P47

[Reference] Response to new Basel regulations

- Common equity Tier I ratio was 8.5%-9.0% as of Sep. 2011(around mid-5% level after deducting all deduction items). In a simulation based on the assumptions below, it will be 9.0%-9.5% when Basel III is partially introduced (Mar. 31, 2013). Through accumulation of retained earnings during the transition period, it will be possible to sufficiently achieve each requirement level.
- Stricter regulations towards Basel III are expected to increase risk-weighted assets (RWA) by approx. 5% from the current level, and thus have limited effects.
- Continue to respond to regulations, focusing on efficient management of RWA and strict control of deduction items.

[Simulation of Common Equity Tier I ratio]

		Sep. 2011	Mar. 2013 (Partial introduction)	Mar. 2019 (Full-scale introduction)
Common Equity Tier I ratio	After considering phase-in arrangements	8.5%-9.0%	9.0%-9.5%	Mid-9%
	Deducting all deduction items	Mid-5%	Mid-6%	
Requirement level (Minimum capital requirements + Capital conservation buffer)			3.5%	7.0%

Assumptions

(1) Net income as a foundation for accumulation of earnings: Net income for FY2011 is based on earnings forecast. From FY2012 onwards, 115.0 billion yen earnings estimate for FY2012 will continue.
(2) Deduction items from common equity Tier I: Apply phase-in of deduction which will become stricter each year after 2013 onwards, based on the deduction amount as of Sep. 2011. (For detail, please refer to P47)
(3) Effect of increasing RWA toward Basel III: Reflect the assumed effects due to the stricter regulations, against the risk-weighted assets as of Sep. 2011.

(Billions of Yen)	Full deduction amount (estimate)
Deduction items from Common Equity Tier I	Approx. 600.0

(Billions of Yen)	Increased amount (estimate)	Ratio to RWA
Effect of increasing RWA toward Basel III	Approx. 800.0	5%

Comparison with Leverage ratios of major banks (As of Sep. 2011)

- Estimation based on Basel III is higher than 3% which is the trial target level during the transition period.
- Comparison based on current regualtion shows that we have relative advantage against mega banks.

	Basel III	(Reference) Tier I capital (current regulation) / Total assets			
	SMTH		Mage bank A	Mega bank B	Mega bank C
Leverage ratio	Approx. 5% (*)	5.9%	4.8%	4.8%	3.8%
RWA / Total assets		51%	37%	37%	32%

(*) Tier I capital under Basel III / Exposure (On-balance items + Off-balance items) Estimation based on Basel III text. During the Estimation period (2013/1 - 2017/1), trial level is 3%

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SUMITOMO MITSUI TRUST HOLDINGS

Midterm Management Plan

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SUMITOMO MITSUI TRUST HOLDINGS

Framework of Midterm Management Plan

1. Continue Basic Strategy and Growth Strategy announced in the Management Integration Plan Framework of Growth Strategy (1) Allocating resources to growing trust and asset administration, etc. related fee businesses to develop market and to enhance market position

(2) Provide a variety of functions to our wide client base, and enhance basic profitability in the banking business through our further balanced loan portfolio

2. Segment the businesses of the new trust bank group into 6 business areas, after the merger of trust banks, and pursue expansion of earnings along with the Growth Strategy

Individual Client Base

Number of fixed type product(*) holders: approx. 2.4 million Average entrusted assets per client: approx. 8 million yen

(*) Products other than liquid deposits

Corporate Client Base

Clients listed on TSE 1 and TSE2: approx. 1,500 (excl. overlapping) Covering approx. 70% of listed companies (TSE 1 and TSE 2)

[ Provide Comprehensive Solutions] Consulting + Wide range of products and services

Retail financial servics

Wholesale financial services

Stock transfer agency services

Real estate

Fiduciary services

Global markets

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SUMITOMO MITSUI TRUST HOLDINGS

Image of business segments

Fusing 6 business functions, provide wide range of products and services to clients

Retail financial services

Bank Deposits

Fiduciary services

Asset administration

Sales of Investment Trusts and Insurances

Loans to Individuals

Real estate

Overseas asset management

Pension Trust

Testamentary trust/ business succession

Real estate NRL

Real Estate brokerage

Real Estate/Fund Management

Customer trading Client brokering IR/ SR consulting

Stock administration services

ALM

Investment

Global markets

Financial products sales

Corporate credit

Stock administration services

Stock transfer agency services

Wholesale financial services

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SUMITOMO MITSUI TRUST HOLDINGS

Business Strategy and Growth Indication

Strategic business areas	Strategic keyword		FY2011 Growth Indication	FY2015 Growth Indication
Sales of Investment Trusts and Insurances	Increase sales force, enhance wealth management	Sales volume	Approx. ¥1.4trn	Approx. ¥1.8trn
Asset Management	Retailization, globalization	Assets under management	Approx. ¥61trn	Approx. ¥63trn
Investment Trust	Enhance management and product development capability, enhance sales capability	Assets under management	Approx. ¥17trn	Approx. ¥24trn
Real estate	Expand information channel, enhance information matching capability	Brokerage fees	Approx. ¥30.0bn	Approx. ¥50.0bn

Basic earnings power areas	Strategic keyword		FY2011 Growth indication	FY2015 Growth indication
Loans	Retailization, globalization	Loan balance	Approx. ¥22trn	Approx. ¥28trn
Individuals	Increase sales force, strengthen competitiveness by cost reduction	Loan balance	Approx. ¥6trn	Approx. ¥10trn
Japanese corporations operating overseas	Strengthen marketing to integrated client base, expand business areas	Loan balance	Approx. ¥1trn	Approx. ¥2trn

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SUMITOMO MITSUI TRUST HOLDINGS

Synergy effects

Pursue realization of synergy effects by FY2015 (60.0 billion yen per year; revenue synergy: 27.0 billion yen, cost synergy: 33.0 billion yen)

Absorb 69.0 billion yen of aggregated integration costs from FY2010 to FY2015 with aggregated synergies of 144.0 billion yen at the same period.

(Billions of yen)

Revenue Synergies Cost Synergies

Integration Costs (one-time cost)

60.0

50.0

40.0

30.0

20.0

10.0

0.0

-10.0

-20.0

-30.0

(2.0)

4.0 1.5 (10.0)

8.0 5.0

(21.5)

14.0

11.5 (10.0)

22.0 18.0 (14.5)

27.0

33.0

(11.0)

Aggregated integration costs from FY2010 to FY2015: 69.0 billion yen

In FY2016 and eyond

FY2010

FY2011

FY2012

FY2013

FY2014

FY2015

<Revenue Synergies> (FY2015)

Investment Trust and Insurance Sales

Loans to Individuals

Corporate credit/

Financial Products Sales

Loans to Japanese corporations

Operating overseas

Real Estate

Asset Management and administration

?8.0bn

?8.0bn

?4.0bn

?3.0bn

?2.0bn

?2.0bn

<Cost Synergies>(FY2015 )

Consoldation of Headquarters and Branches

IT System-related Costs

Personnel Costs

?17.0bn

?11.0bn

?5.0bn

<integratuion Costs> (From FY2010 to FY2015)

System Integration

Consolidation of Headquaters and Branches

Registration fee

?47.0bn

?9.0 n

?3.0 n

etc.

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SUMITOMO MITSUI TRUST HOLDINGS

Midterm revenue and financial targets

Midterm revenue and financial targets are as follows;
1. Revenue target: FY2015 consolidated net business profit before credit costs; approx. ¥400.0bn, Consolidated net income; approx. ¥200.0bn
2. Financial target: ROE (consolidated) approx. 10%, OHR (non-consolidated) approx. 40%

<Consolidated> (Billions of yen)	FY2011 (Forecast)	FY2011 (after adjustment) (1)	FY2012 (Estimate)	Basic scenario FY2015 (Target) (2)	Basic scenario (2) - (1)	Upside scenario FY2015 (Target) (3)	Upside scenario (3) - (1)
Net business profit before credit costs	320.0	275.0	275.0	400.0	+125.0	440.0	+165.0
Net income	180.0		115.0	200.0		220.0	
ROE	approx. 8%		approx. 7%	approx. 9%		approx. 10%	
<Non-consolidated>							
Net business profit before credit costs	235.0	210.0	210.0	310.0	+100.0	350.0	+140.0
Net income	100.0		90.0	155.0		175.0	
OHR	51%		54%	43%		40%	

Details of adjustment

Exclude one-time revenue effect below
<Consolidated>
Effect of purchase accounting method (one-time effect) ¥20.0bn
Stabilization of global markets business ¥25.0bn

<Non-consolidated>
Stabilization of global markets business ¥25.0bn

<Assumptions>

	Mar. 2012	FY2012	Basic scenario FY2015	Upside scenario FY2015
3M Tibor	0.35%	0.35%	0.725%	0.85%
10 yr JGB	1.10%	1.20%	1.60%	1.75%
Nikkei 225	9,500	10,000	13,000	14,000

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SUMITOMO MITSUI TRUST HOLDINGS

[For reference] Breakdown of profit by business

<Consolidated>

(Billions of yen)	FY2011 (Forecast)	FY2011 (after adjustment) (1)	FY2012 (Estimate)	Basic scenario FY2015 (Target) (2)	Basic scenario (2) - (1)	Upside scenario FY2015 (Target) (3)	Upside scenario (3) - (1)
Net business profit before credit costs	320.0	275.0	275.0	400.0	+125.0	440.0	+165.0
Total credit costs	(20.0)		(30.0)	(40.0)		(40.0)	
Net income	180.0		115.0	200.0		220.0	

<Non-consolidated>

(Billions of yen)	FY2011 (Forecast)	FY2011 (after adjustment) (1)	FY2012 (Estimate)	Basic scenario FY2015 (Target) (2)	Basic scenario (2) - (1)	Upside scenario FY2015 (Target) (3)	Upside scenario (3) - (1)
Net business profit before credit costs	235.0	210.0	210.0	310.0	+100.0	350.0	+140.0
Gross business profit	485.0	460.0	465.0	550.0	+90.0	590.0	+130.0
Retail financial services	143.0	143.0	145.0	170.0	+27.0	190.0	+47.0
Wholesale financial services	118.0	118.0	120.0	140.0	+22.0	150.0	+32.0
Stock transfer agency services (*)	31.0	31.0	30.0	35.0	+4.0	35.0	+4.0
Real estate	29.0	29.0	30.0	45.0	+16.0	50.0	+21.0
Fiduciary services (*)	87.0	87.0	85.0	100.0	+13.0	105.0	+18.0
Global markets	125.0	100.0	100.0	105.0	+5.0	105.0	+5.0
General and administrative expenses	(250.0)	(250.0)	(255.0)	(240.0)	+10.0	(240.0)	+10.0
Total credit costs	(15.0)		(20.0)	(30.0)		(30.0)	
Net income	100.0		90.0	155.0		175.0	

(*) Excl. fees paid for outsourcing (Stock transfer agency services: ¥(15.0)bn, Fiduciary services: ¥(25.0)bn)

Note: Figures of each business are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.

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SUMITOMO MITSUI TRUST HOLDINGS

[For reference] Measures to realize synergy effects

Revenue Synergies

Business Segment		Strategy: Redeployment of headcount	Strategy: Measures to be Implemented	Synergy Effects (FY2015)
Retail		Approx. 500		¥16.0bn
	Investment Trust and Insurance Sales	Approx. 400	Substantially increase the number of sales force, share products and know-how on sale	¥8.0bn
	Loans to Individuals	Approx. 100	Increase the number of sales force (+50 from previous plan)	¥8.0bn
Wholesale		Approx. 50		¥7.0bn
	Corporate Credit and others		Expand fee businesses, including syndicated loans and asset securitization, in conjunction with the improvement of the Group's market position	¥3.5bn
	Financial Products Sales		Increase financial products sales, such as private fund trusts, by leveraging the expanded client base	¥0.5bn
	Loans to Japanese corporations operating overseas		Increase the number of sales force, capture the financing needs for Japanese corporate clients through overseas offices	¥3.0bn
Real Estate		Approx. 30	Redeployment of employees to the front office, increase information matching capabilities in conjunction with the expansion of the client base	¥2.0bn
Asset Management and Administration		Approx. 20		¥2.0bn
	Pension and Securities Business		Offer well regarded active funds/ alternative products to combined client base. Expand balance of entrusted investment trust through realized synergies from investment trusts and insurance sales	
	Investment Trust Management		Redeployment of employees with specialized knowledge to reinforce the investment trust product development capabilities and sales support functions for distribution companies (increase the sales of investment trusts for retail clients)	

Cost Synergies

Segment	Measures to be Implemented	Synergy Effects (FY2015)
Consolidation of Headquarters and Branches	Consolidate overlapping branches from 2014 onward, after the integration of banking IT systems	¥17.0bn
IT System-related Costs	Consolidate/ integrate IT systems including accounting/ information systems, etc. in FY2014	¥11.0bn
Personnel Costs	Expect natural decrease of employee by approx. 1,000 by FY2015 through saving of new hiring etc.	¥5.0bn

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SUMITOMO MITSUI TRUST HOLDINGS

(Supplement 1)Credit portfolio

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SUMITOMO MITSUI TRUST HOLDINGS

International credit investment

- ►International credit investment steadily decreased by 109.9 billion yen from Mar. 2011 to 1,015.5 billion yen
- ►Available-for-sale securities decreased by 67.1 billion yen over the same period mainly due to the redemption. Unrealized gains/ losses decreased by 3.8 billion yen, but still maintain unrealized gains of 9.3 billion yen
- ► Held-to-maturity debt securities steadily decreased by 69.3 billion yen over the same period due to the redemption
- ►Balance of loans to overseas non-Japanese borrower increased by 28.3 billion yen to 321.6 billion yen over the same period, as a result of making loans to sound corporations

(Billions of yen)	Sep. 2011 Amount	North America	Europe	Change from Mar. 2011	Sep. 2011 Unrealized gains/losses	Change from Mar. 2011	Sep. 2011 Unrealized gains/losses ratio
Available-for-sale securities (*1)	305.5	16.8	163.4	(67.1)	9.3	(3.8)	3.0%
Asset-backed securities	3.9	0.4	3.2	(0.6)	7.3	(2.2)	187.0%
Corporate bonds	301.5	16.3	160.2	(66.5)	1.9	(1.6)	0.6%
Bonds issued by financial institutions	65.6	5.0	43.9	(11.6)	(0.3)	0.1	(0.4%)
Held-to-maturity debt securities (*2)	364.0	156.2	172.7	(69.3)	25.7	(14.4)	7.0%
Asset-backed securities	162.3	95.0	67.2	(47.9)	27.3	(13.3)	16.8%
CLO	104.2	75.4	28.7	(14.2)	17.6	(6.7)	16.9%
RMBS	36.4	-	36.4	(26.6)	5.4	(4.7)	15.0%
Corporate bonds	201.7	61.2	105.5	(21.3)	(1.6)	(1.1)	(0.7%)
Loans to overseas non-Japanese borrowers (*3)	321.6	60.8	132.1	28.3			
Securities with no available fair value	24.3			(1.8)			
Total international credit investment	1,015.5	233.9	468.4	(109.9)			

(*1) Other than above mentioned, there are US residential mortgage related GSE bonds of 236.7 billion yen (Constituted by GNMA only).

(*2) Unamortized amount of unrealized loss related to ABS transferred to held-to-maturity securities (before considering tax effect): (47.6) billion yen

(*3) Definition has been changed to that which includes domestic yen-denominated loans to borrowers which final risk belongs to non-Japanese corporations, etc.

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SUMITOMO MITSUI TRUST HOLDINGS

Loans to nonbank financial industry: Non-consolidated (Two-company total)

Outstanding balance of loans to the nonbank financial industry continued to decrease, against a backdrop of shrinking market of leasing and consumer finance industry

Making loans mainly to manufacturing related finance company which take roles of group finance and sales finance

Outstanding loans to nonbank financial industry (*1)

Credit card & other consumer credit (Manufacturing)

Credit card & other consumer credit (Other)

Leasing

Consumer finance

Business finance

Others

(Billions of yen)

2,000.0

1,500.0

1,000.0

500.0

0.0

2,057.3

122.2

351.2

109.2

594.4

513.4

366.6

Mar.2011

1,849.4

92.8

327.0

114.4

564.8

428.0

322.2

Sep.2011

(*1) Figures are tentative calculations combining standardized managerial figures of CMTB and STB for descriptive purposes. Loans to government agency, money market dealer (Tanshi kaisha), etc. are excluded.

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Characteristics of borrowers by industry

Nonbank financial (Independent)

Financial institution

Ordinary industry (*2)

Manufacturing

100%

80%

60%

40%

20%

0%

33%

34%

15%

18%

Mar.2011

31%

34%

17%

18%

Sep.2011

(*2)Ordinary industry: Retail / Services etc.

Characteristics of borrowers by rating (parent company basis) (*3)

(*3) On internal credit ratings basis (show n by rating marks based on the general correspondence to external credit ratings)

Below BB

BBB

AA or higher

A

100%

80%

60%

40%

20%

0%

19%

44%

15%

22%

Mar.2011

17%

44%

21%

18%

Sep.2011

SUMITOMO MITSUI TRUST HOLDINGS

Real estate-related loans (NRLs): Non-consolidated (Two-company total)

► Outstanding balance of real estate-related loans decreased by 60.1 billion yen from Mar. 2011, due to the decrease in loans to real estate companies and to REIT
► Outstanding balance of real estate NRL remained almost flat at 1,286.7 billion yen, continuously working on maintaining soundness of existing transactions by early refinancing, etc.

Balance of real estate-related loans

(Billions of yen)	Mar. 2011	Sep. 2011	Change
Real estate-related loans	2,782.0	2,721.9	(60.1)
Corporate	1,082.7	1,033.2	(49.4)
NRL (*)	1,285.7	1,286.7	0.9
REIT	403.9	393.3	(10.5)
CMBS	9.5	8.5	(0.9)

(*) Include bon-type

<reference>

Real estate equity investment	33.0	33.4	0.4

Characteristics of real estate NRL

<By area of underlying assets>



Tokyo 5 central wards (a)
Tokyo (excl. (a))
Tokyo Met. Area
Other
63%
14%
11%
12%

<By underlying assets>



Office
Residential
Commercial
Other
59%
8%
26%
7%

Changes in balance of real estate NRL and loans to REIT

(Billions of yen)

Mar. 2011	Advance (+)	Collection (-)	Change from Mar. 2011	Sep. 2011
1,689.7	292.9	302.6	(9.6)	1,680.0

LTV of real estate NRL (based on external appraisal value)



70% or below
70%-90%
over 90%
1.5%
9.7%
88.8%

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39

SUMITOMO MITSUI TRUST HOLDINGS

(Supplement ?) Financial results and finance-related

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Non-consolidated financial results

(Billions of yen)	Non-consolidated (Three-company total)			CMTB + CMAB (Non-consolidated)			STB (Non-consolidated)		
	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change
Net business profit before credit costs	119.7	129.5	9.8	59.3	51.2	(8.0)	60.4	78.2	17.8
Gross business profit	240.6	250.8	10.1	115.6	108.0	(7.6)	124.9	142.7	17.7
Net interest income and related profit	124.9	123.4	(1.4)	53.5	55.8	2.3	71.4	67.5	(3.8)
Net fees and commissions and related profit	83.7	79.4	(4.2)	42.0	38.7	(3.2)	41.7	40.7	(1.0)
Net trading profit	7.0	3.1	(3.9)	1.4	1.6	0.1	5.6	1.5	(4.1)
Net other operating profit	24.9	44.7	19.8	18.7	11.8	(6.9)	6.2	32.9	26.7
Net gains on bonds	34.6	50.6	16.0	19.3	13.6	(5.6)	15.3	37.0	21.6
General and administrative expenses	(120.9)	(121.2)	(0.3)	(56.3)	(56.7)	(0.3)	(64.5)	(64.5)	0.0
Net non-recurring profit, etc.	(28.8)	(42.0)	(13.1)	(11.1)	(25.6)	(14.5)	(17.7)	(16.3)	1.4
Reversal of allowance for loan losses	-	1.9	1.9	-	-	-	-	1.9	1.9
Net gains on stocks	(1.4)	(23.2)	(21.8)	1.5	(12.6)	(14.2)	(2.9)	(10.6)	(7.6)
Amortization of unrecognized net actuarial loss	(13.0)	(11.7)	1.2	(6.8)	(6.6)	0.1	(6.2)	(5.1)	1.1
Ordinary profit	90.8	87.5	(3.2)	48.1	25.6	(22.5)	42.6	61.9	19.3
Extraordinary profit	(6.3)	(7.5)	(1.2)	5.5	(3.4)	(8.9)	(11.8)	(4.1)	7.7
Reversal of allowance for loan losses	11.8	-	(11.8)	6.9	-	(6.9)	4.8	-	(4.8)
Impairment loss on shares of a subsidiary	(15.2)	-	15.2	-	-	-	(15.2)	-	15.2
Costs related to the Management Integration	(4.3)	(3.5)	0.7	(2.1)	(2.1)	0.0	(2.1)	(1.4)	0.7
Income before income taxes	84.5	79.9	(4.5)	53.7	22.1	(31.5)	30.7	57.7	27.0
Total income taxes	0.4	(22.3)	(22.7)	(17.3)	(2.1)	15.2	17.7	(20.1)	(37.9)
Net income	84.9	57.6	(27.2)	36.4	20.0	(16.3)	48.4	37.6	(10.8)
Total credit costs	11.0	(0.8)	(11.8)	7.1	(2.6)	(9.7)	3.8	1.8	(2.0)

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of profits by business

(Billions of yen)	Gross business profit (Non-consolidated (Three-company total))			CMTB + CMAB (Non-consolidated)			STB (Non-consolidated)		
	1HFY2010	1HFY2010	Change	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change
Retail financial services	73.2	70.7	(2.4)	36.8	37.4	0.5	36.3	33.3	(2.9)
Wholesale financial services	66.1	65.1	(1.0)	24.3	22.5	(1.8)	41.7	42.5	0.8
Stock transfer agency services	9.1	8.8	(0.2)	5.7	5.4	(0.3)	3.3	3.4	0.0
Gross business profit	16.8	16.5	(0.3)	9.5	9.3	(0.2)	7.2	7.1	(0.0)
Fees paid for outsourcing	(7.6)	(7.6)	0.0	(3.8)	(3.9)	(0.1)	(3.8)	(3.7)	0.1
Treasury and financial products	58.3	80.8	22.4	34.8	29.5	(5.2)	23.5	51.2	27.6
Fiduciary services	30.6	30.6	(0.0)	15.0	15.0	0.0	15.6	15.5	(0.0)
Gross business profit	42.8	42.9	0.1	19.5	19.6	0.1	23.2	23.3	0.0
Fees paid for outsourcing	(12.1)	(12.3)	(0.1)	(4.5)	(4.6)	(0.1)	(7.6)	(7.7)	(0.0)
Real estate	13.1	7.5	(5.5)	6.6	3.3	(3.2)	6.5	4.2	(2.2)
Others	(0.9)	(4.1)	(3.1)	(2.0)	0.1	2.2	1.1	(4.2)	(5.3)
Total	240.6	250.8	10.1	115.6	108.0	(7.6)	124.9	142.7	17.7

(Billions of yen)	Net business profit before credit costs (Non-consolidated (Three-company total))			Net business profit before credit costs (Consolidated)		
	1HFY2010	1HFY2010	Change	1HFY2010	1HFY2010	Change
Retail financial services	11.7	9.4	(2.3)	16.2	14.0	(2.1)
Wholesale financial services	48.7	47.3	(1.3)	63.4	61.7	(1.6)
Stock transfer agency services	7.6	7.3	(0.2)	8.1	8.0	(0.0)
Treasury and financial products	52.9	75.0	22.1	52.9	75.0	22.1
Fiduciary services	16.3	16.0	(0.3)	22.4	22.6	0.1
Real estate	7.9	2.5	(5.3)	8.6	2.9	(5.6)
Others	(18.0)	(20.9)	(2.9)	(15.1)	(0.9)	14.2
Total	119.7	129.5	9.8	148.5	175.6	27.0

(*1) Figures of Chuo Mitsui are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.
(*2) Figures for "Other" includes cost of capital funding, dividend of cross-shareholdings, general and administrative expenses of headquarters, etc.

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42
SUMITOMO MITSUI TRUST HOLDINGS

Contribution of major group companies to consolidated financial results

(Billions of yen)	Net business profit before credit costs			Net income		
	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change
Consolidated difference	28.8	46.0	17.1	1.1	70.4	69.2
Effect of purchase accounting method	-	25.0	25.0	-	62.4	62.4
Contribution (before consolidated adjustments) (*1)	27.7	28.1	0.3	4.7	20.4	15.6
Excl. One-time effect (*2)	27.7	28.1	0.3	14.6	20.4	5.8
STB Asset Management Co., Ltd.	0.3	0.3	(0.0)	0.2	0.1	(0.0)
Chuo Mitsui Asset Management Company, Limited.	0.2	0.0	(0.1)	0.1	0.0	(0.0)
Nikko Asset Management Co., Ltd. (Consolidated)	4.1	4.2	0.1	2.6	2.7	0.0
Japan Trustee Services Bank Ltd.	0.7	0.5	(0.2)	0.4	0.3	(0.0)
Sumitomo Trust & Banking Co. (U.S.A.)	0.5	0.9	0.4	0.3	0.5	0.2
Tokyo Securities Transfer Agent Co., Ltd.	0.1	0.3	0.2	0.0	0.2	0.2
Sumishin Realty Company Limited	0.3	0.1	(0.1)	0.1	(0.1)	(0.3)
Chuo Mitsui Realty Company, Limited	0.0	0.0	(0.0)	0.0	0.0	(0.0)
STB Real Estate Investment Management Co., Ltd.	0.2	0.1	(0.0)	0.1	0.1	(0.0)
Chuo Mitsui Trust Realty Company, Limited	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)	8.9	8.4	(0.4)	5.0	5.1	0.0
Sumishin Real Estate Loan & Finance, Ltd.	2.9	3.4	0.5	0.5	3.6	3.0
SBI Sumishin Net Bank, Ltd. (Consolidated)	0.7	1.1	0.4	0.7	1.6	0.8
Chuo Mitsui Guarantee Co., Ltd.	2.5	2.5	(0.0)	0.8	2.6	1.8
Sumishin Guarantee Company Limited	1.5	1.8	0.2	0.6	0.9	0.3
CMTB Equity Investments, Co., Ltd.	0.5	0.5	(0.0)	0.0	(0.2)	(0.2)
On-time effect (*2)	-	-	-	(9.8)	-	9.8

(*1) Exclude the amount of consolidation adjustments such as performance of holding company alone, elimination of dividend and amortization of goodwill, etc.

(*2) Adjusted one-time effect of business restructuring of STB's subsidiaries.

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SUMITOMO MITSUI TRUST HOLDINGS

General and administrative expenses

(Billions of yen)	Non-consolidated (Three-company total)			CMTB + CMAB (Non-consolidated)			STB (Non-consolidated)		
	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change	1HFY2010	1HFY2011	Change
Personnel expenses	(50.1)	(48.9)	1.1	(25.0)	(25.4)	(0.4)	(25.0)	(23.5)	1.5
Salaries etc.	(47.3)	(46.8)	0.4	(23.2)	(24.0)	(0.7)	(24.0)	(22.8)	1.2
Retirement benefit expenses	4.6	5.4	0.8	1.2	1.9	0.6	3.3	3.5	0.1
Others	(7.3)	(7.5)	(0.2)	(3.0)	(3.3)	(0.3)	(4.3)	(4.2)	0.1
Non-personnel expenses excluding taxes	(65.2)	(66.6)	(1.4)	(28.6)	(28.8)	(0.2)	(36.6)	(37.8)	(1.2)
IT system-related costs	(17.5)	(17.3)	0.1	(8.0)	(8.4)	(0.4)	(9.5)	(8.9)	0.5
Others	(47.6)	(49.2)	(1.6)	(20.5)	(20.3)	0.2	(27.0)	(28.8)	(1.8)
Taxes other than income taxes	(5.6)	(5.6)	(0.0)	(2.7)	(2.4)	0.2	(2.9)	(3.1)	(0.2)
Total General and administrative expenses (a)	(120.9)	(121.2)	(0.3)	(56.3)	(56.7)	(0.3)	(64.5)	(64.5)	0.0
Overhead ratio ((a)/Gross business profit)	50.2%	48.3%	(1.9%)	48.7%	52.5%	3.8%	51.6%	45.1%	(6.5%)

(Billions of yen)	(Reference) Consolidated		
	1HFY2010	1HFY2011	Change
Personnel expenses	(77.6)	(81.4)	(3.7)
Non-personnel expenses excluding taxes	(87.5)	(97.0)	(9.4)
Taxes other than income taxes	(6.6)	(6.5)	0.1
Total General and administrative expenses (a)	(171.9)	(185.0)	(13.0)

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Securities portfolio (Details)

<Breakdown of securities with fair value (Consolidated)>

(Billions of yen)	Costs			Fair value			Unrealized gains/ losses		
	Mar. 2011	Sep. 2011	Change	Mar. 2011	Sep. 2011	Change	Mar. 2011	Sep. 2011	Change
Available-for-sale securities	7,356.0	6,807.8	(548.1)	7,424.2	6,823.1	(601.0)	68.1	15.3	(52.8)
Japanese stocks	873.9	893.1	19.2	957.1	838.5	(118.6)	83.2	(54.6)	(137.9)
Domestic bonds	4,050.6	4,411.1	360.4	4,058.5	4,453.9	395.3	7.8	42.7	34.9
Others	2,431.4	1,503.5	(927.8)	2,408.5	1,530.7	(877.7)	(22.9)	27.2	50.1
Held-to-maturity debt securities	724.8	649.4	(75.4)	775.0	685.8	(89.2)	50.1	36.3	(13.7)

<Available-for-sale securities (Non-consolidated (Three-company total))>

	Costs Mar. 2011	Costs Sep. 2011	Costs Change	Fair value Mar. 2011	Fair value Sep. 2011	Fair value Change	Unrealized Mar. 2011	Unrealized Sep. 2011	Unrealized Change
Available-for-sale securities	7,291.8	6,071.0	(1,220.8)	7,341.7	6,098.0	(1,243.7)	49.8	26.9	(22.9)
Japanese stocks	813.5	790.8	(22.7)	878.7	766.5	(112.2)	65.1	(24.3)	(89.5)
Domestic bonds	4,070.6	3,784.2	(286.4)	4,078.5	3,817.7	(260.7)	7.8	33.5	25.6
Government bond	3,238.6	2,954.9	(283.7)	3,244.7	2,983.5	(261.1)	6.0	28.6	22.6
Others	2,407.5	1,495.9	(911.6)	2,384.4	1,513.7	(870.7)	(23.1)	17.7	40.9
Foreign government bonds	1,134.1	281.8	(852.3)	1,111.6	296.2	(815.3)	(22.5)	14.4	36.9
US Treasury	928.0	186.4	(741.6)	910.3	197.6	(712.6)	(17.7)	11.2	29.0
European government bonds	163.0	19.7	(143.3)	157.7	20.0	(137.6)	(5.3)	0.3	5.6
US agency MBS	344.1	236.7	(107.4)	341.1	243.6	(97.5)	(2.9)	6.8	9.8
Corporate bond (International)	368.1	301.5	(66.5)	371.6	303.5	(68.1)	3.5	1.9	(1.6)

<Held-to-maturity debt securities (Non-consolidated (Three-company total))>

	Costs Mar. 2011	Costs Sep. 2011	Costs Change	Fair value Mar. 2011	Fair value Sep. 2011	Fair value Change	Unrealized Mar. 2011	Unrealized Sep. 2011	Unrealized Change
Held-to-maturity debt securities	724.2	648.5	(75.7)	774.3	685.1	(89.2)	50.1	36.6	(13.5)
Japanese government bonds	184.4	174.4	(10.0)	192.3	182.4	(9.8)	7.9	8.0	0.1
Foreign bonds (Corporate)	223.0	201.7	(21.3)	222.5	200.0	(22.4)	(0.4)	(1.6)	(1.1)
Asset-backed securities (International) (*)	210.3	162.3	(47.9)	251.0	189.7	(61.3)	40.7	27.3	(13.3)

(*) Unamortizaiton balance of unrealized loss on asset-backed securities which were reclassified from AFS to HTM during FY2008 (2011/9: (47.6)bn yen, 2011/3: (61.0)bn yen)

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45

SUMITOMO MITSUI TRUST HOLDINGS

Status of capital (Details)

<Status of capital and total risk-weighted assets (No.1 standard: International standard for bank holding company) (Consolidated)>

(Billions of yen)	CMTH (No.1 standard)	STB (International standard)	Mar. 2011 Combined total	Mar. 2011 Projection (*)	Sep. 2011 Preliminary (No.1 standard)
Total qualifying capital	1,119.3	1,880.8	3,000.2	2,922.0	2,954.0
Tier I capital	791.1	1,333.9	2,125.0	2,045.5	2,082.8
Shareholders' equity	660.6	1,188.8	1,849.4	1,714.7	1,781.2
Preferred shares	-	109.0	109.0	109.0	109.0
Minority interests	187.8	303.5	491.4	510.6	512.0
Preferred securities	183.5	280.0	463.5	463.5	463.5
Goodwill equivalents	(33.0)	(123.2)	(156.2)	(123.2)	(115.4)
Tier II capital	343.7	646.6	990.3	990.3	982.1
Subordinated debts	343.7	628.2	971.9	971.9	970.4
Deduction (double gearing, etc.)	(15.4)	(99.6)	(115.1)	(113.8)	(111.0)
Total risk-weighted assets	6,927.0	12,028.0	18,955.0	18,754.1	17,874.5
Amount of credit risk-weighted assets	6,443.6	11,146.3	17,590.0	17,384.0	16,564.0
Amount of market risk equivalents / 8%	18.0	139.3	157.4	157.4	121.7
Amount of operational risk equivalents / 8%	465.2	742.3	1,207.5	1,212.6	1,188.7
BIS capital adequacy ratio	16.15%	15.63%	15.82%	15.58%	16.52%
Tier I capital ratio	11.42%	11.09%	11.21%	10.90%	11.65%

(*) Simulation after considering effects related to the management integration based on consolidated two-company total

<Effects related to the Management Integration>

(i) Effects of purchase accounting method
- Tier I capital: approx. (100.0) billion yen
- Total risk-weighted assets: approx. (40.0) billion yen

(ii) Others (consolidation of Japan Trustee Services Bank, and effect of standardization, etc.)
- Tier I capital: approx. +20.0 billion yen
- Total risk-weighted assets: approx. (160.0) billion yen

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46 SUMITOMO MITSUI TRUST HOLDINGS

Basel III: Phase-in arrangements

2011/1 2012/1 2013/1 2014/1 2015/1 2016/1 2017/1 2018/1 2019/1

Minimum Common Equity Capital Ratio

+ Capital Conservation Buffer 3.5% 4.0% 4.5% 5.125% 5.75% 6.375% 7.0%

Minimum Common Equity Capital Ratio 3.5% 4.0% 4.5% 4.5% 4.5% 4.5% 4.5%

Capital Conservation Buffer (1) 0.625% 1.25% 1.875% 2.5%

Minimum Tier I Capital 4.5% 5.5% 6.0% 6.0% 6.0% 6.0% 6.0%

Minimum Total Capital (2) 8.0% 8.0% 8.0% 8.0% 8.0% 8.0% 8.0%

Minimum Total Capital

+ Capital Conservation Buffer (1) +(2) 8.0% 8.0% 8.0% 8.625% 9.25% 9.875% 10.5%

Phase-in of deductions from Common Equity Tier I (20%) (40%) (60%) (80%) (100%) (100%)

Capital instruments that no longer qualify

as non-core Tier I or Tier II capital Recognition cap decreases by 10% in each subsequent year from 1 Jan 2013

Parallel run: 1 Jan 2013 - 1 Jan 2017 Migration to

Leverage Ratio Supervisory monitoring Disclosure starts: 1 Jan 2015 Pillar 1

Introduce

Liquidity coverage ratio (LCR) Observation minimum

period begins standard

Introduce

Net stable funding ratio (NSFR) Observation minimum

period begins standard

Partial introduction

Full-scale Basel II Transition period introduction

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SUMITOMO MITSUI TRUST HOLDINGS

Deferred tax assets

< Deferred tax assets >

(Billions of yen)	Non-consolidated (Two-company total) Mar. 2011	Sep. 2011	Change	CMTB Sep. 2011	Change	STB Sep. 2011	Change	Consolidated Mar. 2011	Sep. 2011	Change
Deferred tax assets (A)	277.9	279.1	1.2	152.8	4.6	126.2	(3.4)	311.2	351.1	39.8
Devaluation of securities	83.3	76.1	(7.1)	12.5	(2.1)	63.6	(4.9)	80.6	73.3	(7.2)
Allowance for loan losses (including written-off of loans)	56.0	47.9	(8.0)	16.2	(3.9)	31.7	(4.1)	66.8	58.2	(8.5)
Provision for retirement benefits	17.1	17.3	0.1	2.2	(0.5)	15.0	0.7	25.2	25.7	0.5
Loss carry forwards	75.0	77.5	2.5	77.5	2.5	-	-	92.2	94.4	2.2
Valuation difference on available-for-sale securities	11.3	16.3	4.9	16.3	4.9	-	-	11.9	9.2	(2.7)
Valuation allowance	(28.7)	(26.7)	1.9	(18.8)	3.4	(7.9)	(1.5)	(49.7)	(45.0)	4.7
Deferred tax liabilities (B)	60.6	59.8	(0.8)	14.2	0.5	45.5	(1.3)	71.9	75.7	3.8
Employee retirement benefit trust	41.4	45.3	3.9	8.7	-	36.5	3.9	41.4	45.3	3.9
Valuation difference on available-for-sale securities	3.3	5.5	2.2	-	-	5.5	2.2	7.6	-	(7.6)
Net deferred tax assets (A) - (B)	217.3	219.3	2.0	138.6	4.1	80.7	(2.1)	239.2	275.3	36.0
Percentage to Tier I	10.3%	10.2%	(0.1%)	18.6%	0.1%	5.8%	(0.2%)	---	13.2%	---

< CMTB >

(Billions of yen)	FY2006	FY2007	FY2008	FY2009	FY2010
Taxable income before deduction of loss carry forwards	63.0	158.4	(194.8)	92.8	65.5
Net business profit before credit costs	148.8	127.2	93.2	92.8	88.6

Although there are significant operating loss carry forwards on the tax base, as the loss carry forwards are due to temporary factors, "examples (4) proviso" of Practical Guideline is applied. Period for estimated future taxable income is 5 years, which is allowed to record pursuant to Practical Guideline subject to rational earnings projection.

(Reference) Estimated taxable income for further 5 years

	Sum of 5 years
Projected amount of net business profit before credit costs used for the estimation	537.2
Projected amount of net income used for the estimation	435.3
Estimated amount of taxable income before adjustments	460.4

< STB >

(Billions of yen)	FY2006	FY2007	FY2008	FY2009	FY2010
Taxable income before deduction of loss carry forwards	199.2	144.6	86.8	(3.0)	42.6
Net business profit before credit costs	175.9	173.8	201.0	175.4	129.7

STB falls under the company of which performances of past fiscal years are stable. Thus, the item 2 of the practical guideline is applicable.

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48
SUMITOMO MITSUI TRUST HOLDINGS

B/S as of effective date of the share exchange (simulation)

(Billions of yen)	CMTH (Consolidated)			STB (Consolidated)			Pro forma	JTSB	Consolidated adjustments	SMTH
	Mar. 2011	Purchase a/c method	Succession amount (1)	Mar. 2011	Results of integration	Succession amount (2)	(1)+(2)	Mar. 2011		(Reference)
Assets	14,231.0	(72.9)	14,158.1	20,926.0	-	20,926.0	35,084.2	1,177.7	(38.4)	36,223.5
Cash and due from banks	502.1	-	502.1	704.6	-	704.6	1,206.7	314.6	-	1,521.4
Monetary claims bought	99.9	0.4	100.3	439.3	-	439.3	539.6	-	-	539.6
Securities	3,710.5	(21.2)	3,689.2	4,616.5	-	4,616.5	8,305.7	561.5	(38.4)	8,828.8
Loans and bills discounted	8,817.5	37.6	8,855.1	11,794.9	-	11,794.9	20,650.1	-	-	20,650.1
Other assets	393.0	(86.3)	306.7	1,452.1	-	1,452.1	1,758.9	15.4	-	1,774.3
Tangible fixed assets	123.5	(18.1)	105.4	127.5	-	127.5	233.0	1.4	-	234.5
Intangible fixed assets	56.9	(33.2)	23.7	164.9	-	164.9	188.7	24.2	-	213.0
Deferred tax assets	143.0	47.8	190.9	100.1	-	100.1	291.1	0.3	-	291.4
Liabilities	13,386.9	50.7	13,437.6	19,418.9	-	19,418.9	32,856.6	1,120.0	-	33,976.7
Deposits	9,292.0	34.7	9,326.7	12,298.5	-	12,298.5	21,625.2	43.2	-	21,668.5
Negotiable certificates of deposits	327.0	-	327.0	2,222.1	-	2,222.1	2,549.1	-	-	2,549.1
Borrowed money	678.9	3.8	682.8	1,176.0	-	1,176.0	1,858.8	-	-	1,858.8
Corporate bonds	267.2	5.2	272.4	634.2	-	634.2	906.7	-	-	906.7
Borrowed money from trust account	801.6	-	801.6	431.7	-	431.7	1,233.3	1,041.2	-	2,274.6
Provision for retirement benefits	2.8	4.6	7.5	8.6	-	8.6	16.2	0.3	-	16.5
Deferred tax liabilities	3.9	2.2	6.2	0.0	-	0.0	6.2	-	-	6.2
Net assets	844.1	(123.6)	720.4	1,507.0	-	1,507.0	2,227.4	57.7	(38.4)	2,246.7
Capital stock	261.6	-	261.6	342.0	(342.0)	-	261.6	51.0	(51.0)	261.6
Capital surplus	-	227.5	227.5	297.0	341.5	638.6	866.1	-	-	866.1
Retained earnings	406.0	(362.5)	43.4	565.9	-	565.9	609.3	6.6	(6.6)	609.3
Treasury stock	(0.2)	0.2	-	(0.4)	0.4	-	-	-	-	-
Cumulative total of other comprehensive profit	(10.8)	10.8	-	(1.8)	-	(1.8)	(1.8)	0.0	(0.0)	(1.8)
Minority interest	187.6	0.2	187.8	304.4	-	304.4	492.2	-	19.2	511.5

(*) Figures for CMTH (Consolidated) indicate amount after considering allowance for loan losses.

JTSB: Japan Trustee Services Bank, SMTH: Sumitomo Mitsui Trust Holdings

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49

SUMITOMO MITSUI TRUST HOLDINGS

(Supplement ?) division performance

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Retail financial services/ Wholesale financial services

Retail financial services/ Gross business profit Wholesale financial services/ Gross business profit

1HFY2010 1HFY2011

(Billions of yen) Change

Gross business profit 52.2 48.6 (3.6)

Net interest income, etc. 32.1 25.2 (6.9)

Individual loans 18.9 20.3 1.3

Deposits 10.9 4.9 (5.9)

Others 2.2 — (2.2)

Net fees and commissions 20.0 23.4 3.3

Investment trust/ Insurance 20.8 23.8 2.9

Others (0.7) (0.4) 0.3

(*) Before adjustment shown in P7 of this material.

1HFY2010 1HFY2011

(Billions of yen) Change

Gross business profit 85.6 84.1 (1.4)

Net interest income, etc. 61.8 62.2 0.3

Loans, etc. 58.9 59.0 0.1

Deposits 2.1 1.7 (0.4) Others 0.3 2.5 2.2 Net fees and commissions 23.7 21.9 (1.8)

Real estate NRL 4.8 3.1 (1.6)

Syndicated loan 7.9 8.1 0.2

Securitization 2.2 4.1 1.8

Stock transfer agency services 16.8 16.5 (0.3)

Fees paid for outsourcing (7.6) (7.6) 0.0

(*) Figures are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.

Volume of total depositary assets from individuals

Time deposits (Fixed rate) Time deposits (Variable rate) + Loan trust, Money trust Ordinary deposits Others Investment trust/ Insurance

(Trillions of yen) 20 15 10 5 0 20.4 21.2 21.6 21.7 3.7 4.2 4.3 4.2 1.7 1.5 1.4 1.4 1.7 1.8 2.1 2.2 1.3 1.0 0.8 0.7

11.8 12.5 12.8 13.0 Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011 Market share of stock transfer agency services(*) (as of Sep.2011)

< Number of listed corporate clients > < Number of shareholders under administration >

(*) Combined total of CMTB, STB, and Tokyo Securities Transfer Agent 38.8% 41.3%

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SUMITOMO MITSUI TRUST HOLDINGS

Treasury and financial products

Gross business profit

(Billions of yen)	1HFY2010	CMTB	STB	1HFY2011	CMTB	STB	Change	CMTB	STB
Financial operations	39.6	31.2	6.3	62.1	25.0	35.2	22.4	(6.2)	28.9
Investment operations			2.1			1.8			(0.2)
Marketing functions	18.7	3.5	15.1	18.6	4.5	14.1	(0.0)	0.9	(1.0)
Total	58.3	34.8	23.5	80.8	29.5	51.2	22.4	(5.2)	27.6

Note: Figures of CMTB are tentative calculations based on certain assumptions (transfer pricing, etc.) under managerial accounting.

<Financial operations> Financial operations managing potential market risks(*) involved in the overall balance sheet

(*) Interest rate risk associated with liquid deposits, equity risk, etc.

<Investment operations> Proprietary investment pursuing absolute return

<Marketing functions> Market-making operations for interest rate and forex products; Creation & Sales of financial products

Securities portfolio of treasury and financial products business

(Billions of yen)	Cost		Unrealized gains/losses		10BPV (*2)		Duration (*2)	
	Sep. 2011	Change fm Mar. 2011	Sep. 2011	Change fm Mar. 2011	Sep. 2011	Change fm Mar. 2011	Sep. 2011	Change fm Mar. 2011
JPY	3,234.1	(233.6)	36.2	5.7	10.3	(1.9)	3.7	(0.4)
Others	633.6	(824.1)	18.3	45.0	2.7	(5.2)	4.6	(1.3)
USD	561.2	(714.5)	16.3	37.9	2.3	(4.9)	4.1	(1.7)
EUR, etc.	72.4	(109.5)	1.9	7.1	0.3	(0.2)	5.3	1.3

(*1) Managerial reporting basis; "Held-to-maturity debt securities" and "Available-for-sale securities" are combined.

(*2) In the calculation of 10BPV and duration, investment balance hedged by derivative transactions, etc. were excluded.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
52
SUMITOMO MITSUI TRUST HOLDINGS

Fiduciary services business (Trillions of yen)

Assets under management (AUM) (Consolidated) Entrusted Assets Public pension Investment discretion NAM

Corporate pension CMAM + STAM 75 60 45 30 15 0 57.7 64.1 65.7 59.0 8.8 10.4 12.8 12.0

3.0 3.7 3.8 3.6 27.0 28.1 27.1 22.9 11.8 13.7 13.7 12.6 7.0 8.0 8.2 7.7

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011 (Non-consolidated (Two-company total))

(Trillions of yen) 100 75 50 25 0 76.8 88.2 90.4 87.0

23.2 30.2 32.8 29.6 21.0 23.1 23.4 25.3 7.2 5.9 5.6 5.5 6.4 7.0 6.5 6.0

11.8 13.7 13.7 12.6 7.0 8.0 8.2 7.7 Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011 Balance of alternative investment (Corporate pension)

(Non-consolidated (Two-company total)) (Billions of yen)

Balance of alternative investment

1,500.0

1,250.0

1,000.0

750.0

500.0

250.0

0.0

1,246.4

1,176.6

1,275.5

1,348.5

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

Global custody business

(in USD millions)

Gross profit (left)

Custodial asset (right)

(in USD billions)

100 80 60 40 20 0

200 150 100 50 0

FY2008 FY2009 FY2010 1HFY2011

84 145 53 167 54 209 35 192

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SUMITOMO MITSUI TRUST HOLDINGS

Financial related business in group companies 1. Nikko AM (Consolidated)

Assets under management (AUM) P/L

International institutional investors

Domestic institutional investors

Domestic retail investors (Trillions of yen)

12.0 10.0 8.0 6.0 4.0 2.0 0.0 8.81 10.44 12.80 12.09

0.52 1.01 2.36 2.28

2.39 2.44 2.18 2.12

5.89 6.98 8.25 7.67

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

FY2008 FY2009 FY2010 FY2011

(Billions of yen) Full Full Full 1H

Net cash inflow/outflow (184.0) (0.8) 263.5 326.0

1HFY2010 1HFY2011

(Billions of yen) Change

Net business profit 3.4 3.8 0.4

Ordinary income 3.9 4.3 0.3

Net income 2.5 2.7 0.1

Breakdown of AUM by asset type

Domestic stocks

Domestic bonds

Overseas stocks

Others

Overseas bonds

100% 80% 60% 40% 20% 0%

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

40% 39% 36% 36%

19% 16% 12% 13%

15% 16% 25% 26%

8% 10% 13% 11%

18% 19% 14% 14%

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

Financial related business in group companies

2. SBI Sumishin Net Bank (Consolidated)

Major business figures Balance of loans and deposits Mar. 2011 Sep. 2011

(Billions of yen) Actual Actual Change

Number of account (millions) 1.04 1.22 0.17

Deposits 1,552.3 1,903.9 351.6

Loans 748.0 820.3 72.2 P/L 1HFY2010 1HFY2011 (Billions of yen) Change

Net business profit 1.5 2.5 0.9 Ordinary income 1.4 2.5 1.0 Net income 1.4 3.2 1.7 B/S Mar. 2011 Sep. 2011

(Billions of yen) Actual Actual Change

Total assets 1,696.1 1,984.6 288.5 Net assets 41.2 38.6 (2.5)

Shareholders’ equity 42.0 45.2 3.2 (Billions of yen) 1,750.0 1,500.0

1,250.0 1,000.0 750.0 500.0 250.0 0.0 Loans Deposits

219.7

629.9

442.4

1,193.7

748.0

1,552.3

820.3

1,903.9

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

Synergy effects with SBI group

Enhance management capability

The volume of auto loans increased steadily through the cooperation with SBI Credit and SBI Auto Support ?Represents approx. 85% of execution amount in 1HFY2011 (Execution amount) 2HFY2009: Approx. 2.0bn?1HFY2011: approx. 19.0bn

Enhance funding capability

SBI Securities terminated the sales of new Money Reserve Fund (MRF) in Jun. 2011 ?Balance of SBI hybrid deposits, etc. increased significantly by 351.6 billion yen in 1HFY2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

Financial related business in group companies

3. Leasing, real estate-related finance, housing loans (Billions of yen) 1,200.0 1,000.0 800.0 600.0 400.0

200.0 0.0 1,071.7 1,082.5

1,092.4 995.8

88.8 122.1 123.4 94.8

95.4 94.6 89.1 81.4

887.4 865.8 879.8 819.5

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

(Billions of yen)

Loans Loans (before securitization)

300.0 250.0 200.0 150.0 100.0 50.0 0.0

132.3 164.0 144.3 182.9 222.2 267.3 230.8 273.4

Mar. 2009 Mar. 2010 Mar. 2011 Sep. 2011

Sumishin Panasonic Financial Services (Consolidated) Sumishin Real Estate Loan & Finance

1HFY2010 1HFY2011

(Billions of yen) Change

Net business profit 10.0 9.3 (0.6)

Leasing profit 158.2 167.9 9.7

Leasing expense (137.3) (148.9) (11.6)

G&A expense (10.8) (9.5) 1.2

Ordinary profit 9.9 9.3 (0.5)

Net income 6.0 5.5 (0.4)

Total credit costs (*) (0.4) (0.6) (0.2)

(*) Total credit costs are included in Leasing expense and G&A expense.

1HFY2010 1HFY2011

(Billions of yen) Change

Ordinary profit 0.8 2.2 1.3

Net income 0.7 1.8 1.0

Total credit costs (0.1) 0.0 0.1

(*) Figures for 1HFY2010 are those of former Life Housing Loan.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

SUMITOMO MITSUI TRUST HOLDINGS

Supplemental material on financial results

2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011

[Revised Edition. November 24, 2011]

<Definition of terms in this document>

SMTH: Sumitomo Mitsui Trust Holdings, Inc.	CMTH: Former Chuo Mitsui Trust Holdings, Inc.

CMTB: The Chuo Mitsui Trust and Banking Company, Limited	CMAB: Chuo Mitsui Asset Trust and Banking Company, Limited

STB: The Sumitomo Trust and Banking, Co., Ltd.

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust and Banking Co., Ltd. (referred to hereinafter as “Sumitomo Trust”) hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Breakdown of profit by business group

(1) Gross business profit before credit costs

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	1HFY2011			1HFY2010	Change
	Total	CM (*1)	STB	Total	Total	CM (*1)	STB
Retail financial services	70.7	37.4	33.3	73.2	(2.4)	0.5	(2.9)
Wholesale financial services	72.8	26.4	46.3	73.8	(1.0)	(1.7)	0.7
Stock transfer agency services	16.5	9.3	7.1	16.8	(0.3)	(0.2)	(0.0)
Treasury and financial products	80.8	29.5	51.2	58.3	22.4	(5.2)	27.6
Fiduciary services	42.9	19.6	23.3	42.8	0.1	0.1	0.0
Real estate	7.5	3.3	4.2	13.1	(5.5)	(3.2)	(2.2)
Fees paid for outsourcing	(20.0)	(8.5)	(11.5)	(19.8)	(0.1)	(0.2)	0.0
Stock transfer agency services	(7.6)	(3.9)	(3.7)	(7.6)	0.0	(0.1)	0.1
Fiduciary services	(12.3)	(4.6)	(7.7)	(12.1)	(0.1)	(0.1)	(0.0)
Others (*2)	(4.1)	0.1	(4.2)	(0.9)	(3.1)	2.2	(5.3)

Gross business profit before credit costs	250.8	108.0	142.7	240.6	10.1	(7.6)	17.7

(*1)	Combined figures of CMTB and CMAB. Figures of CM are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*2)	Net of dividend income, cost of capital sourcing and head office expense is included.

1

(2) Net business profit before credit costs

[Consolidated]

	Billions of Yen
	1HFY2011 (*1)	1HFY2010 (*1)	Change
Retail financial services	14.0	16.2	(2.1)
Wholesale financial services	61.7	63.4	(1.6)
Stock transfer agency services	8.0	8.1	(0.0)
Treasury and financial products	75.0	52.9	22.1
Fiduciary services	22.6	22.4	0.1
Real estate	2.9	8.6	(5.6)
Others (*2)	(0.9)	(15.1)	14.2

Net business profit before credit costs	175.6	148.5	27.0

(*1)	Consolidated figures are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*2)	Net of dividend income, cost of capital sourcing and head office expense is included.

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	1HFY2011			1HFY2010	Change
	Total	CM (*3)	STB	Total	Total	CM (*3)	STB
Retail financial services	9.4	6.8	2.5	11.7	(2.3)	0.5	(2.9)
Wholesale financial services	47.3	16.1	31.2	48.7	(1.3)	(1.9)	0.5
Stock transfer agency services	7.3	4.4	2.8	7.6	(0.2)	(0.3)	0.0
Treasury and financial products	75.0	28.4	46.6	52.9	22.1	(5.2)	27.4
Fiduciary services	16.0	7.8	8.1	16.3	(0.3)	(0.3)	0.0
Real estate	2.5	1.1	1.4	7.9	(5.3)	(3.2)	(2.1)
Others (*4)	(20.9)	(9.1)	(11.7)	(18.0)	(2.9)	2.1	(5.1)

Net business profit before credit costs	129.5	51.2	78.2	119.7	9.8	(8.0)	17.8

(*3)	Combined figures of CMTB and CMAB. Figures of CM are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*4)	Net of dividend income, cost of capital sourcing and head office expense is included.

2

(3) Fee revenue breakdown

[Consolidated]

	Billions of Yen
	1HFY2011 (*1)	1HFY2010 (*1)	Change
Net fees and commissions	97.4	86.1	11.2
Retail financial services	30.0	26.7	3.2
Wholesale financial services	29.1	30.6	(1.4)
Stock transfer agency services	17.9	17.9	(0.0)
Real estate	10.3	15.4	(5.0)
Fiduciary services	34.7	31.5	3.2
Fees paid for outsourcing	(6.8)	(15.4)	8.5
Stock transfer agency services	(3.4)	(3.2)	(0.2)
Fiduciary services (*2)	(3.4)	(12.1)	8.7

Other trust fees	44.5	42.3	2.2

Wholesale financial services	1.0	0.8	0.2
Real estate	2.4	3.1	(0.6)
Fiduciary services	40.4	37.6	2.7

Net fees and commissions and related profit	141.9	128.4	13.4

(*1)	Figures are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*2)	Fees paid for outsourcing decreased, because those to Japan Trustee Services Bank, which became a consolidated subsidiary, are recognized as Intra-group transaction.

Fee revenue ratio	39.4%	40.8%	(1.4%)
Consolidated gross business profit	359.9	314.3	45.5

3

2. Non-performing loans

(1) Risk monitored loans

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change	Sep. 2011	Mar. 2011	Change
	(Banking a/c and Principal guaranteed trust a/c combined)			(Banking a/c)
Risk monitored loans	278,879	283,870	(4,990)	233,683	259,779	(26,095)

Loans in bankruptcy proceedings	20,111	27,259	(7,147)	20,098	27,245	(7,146)
Other delinquent loans	170,746	129,839	40,906	126,027	114,115	11,911
Loans past due 3 months or more	263	43	220	263	43	220
Restructured loans	87,757	126,728	(38,971)	87,293	118,375	(31,081)

Total loan balance	20,932,626	21,061,240	(128,614)	20,561,278	20,659,253	(97,975)

(Ratio to total loan balance)	1.3%	1.3%	0.0%	1.1%	1.3%	(0.2%)

(*)	Partial direct written-off: Sep. 2011: 73,272 millions yen, Mar. 2011: 81,231 million yen

[Non-consolidated (CMTB + STB)]

(Banking a/c and Principal guaranteed trust a/c combined)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	232,389	95,943	136,445	236,808	(4,419)	7,752	(12,172)

Loans in bankruptcy proceedings	17,995	3,661	14,334	24,512	(6,517)	(6,340)	(176)
Other delinquent loans	141,271	71,181	70,089	101,956	39,314	21,221	18,092
Loans past due 3 months or more	263	263	—	43	220	220	—
Restructured loans	72,858	20,836	52,021	110,296	(37,438)	(7,349)	(30,088)

Total loan balance	21,246,558	9,062,027	12,184,530	21,417,258	(170,700)	(22,266)	(148,433)

(Ratio to total loan balance)	1.1%	1.1%	1.1%	1.1%	0.0%	0.1%	(0.1%)

Note:	CMTB’s partial direct written-off: Sep. 2011: 14,317 million yen, Mar. 2011: 19,041 million yen
STB’s partial direct written-off: Sep. 2011: 35,901 billion yen, Mar. 2011: 38,014 million yen

(Banking a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	187,193	66,063	121,130	212,718	(25,524)	(14,116)	(11,408)

Loans in bankruptcy proceedings	17,982	3,648	14,334	24,499	(6,516)	(6,340)	(176)
Other delinquent loans	96,552	41,314	55,237	86,233	10,319	(8,492)	18,811
Loans past due 3 months or more	263	263	—	43	220	220	—
Restructured loans	72,394	20,836	51,558	101,942	(29,548)	495	(30,043)

Total loan balance	20,875,210	8,845,801	12,029,408	21,015,271	(140,061)	(15,776)	(124,284)

(Ratio to total loan balance)	0.9%	0.7%	1.0%	1.0%	(0.1%)	(0.2%)	(0.1%)

4

(Principal guaranteed trust a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	45,195	29,880	15,315	24,090	21,105	21,869	(764)
Loans in bankruptcy proceedings	13	13	—	13	(0)	(0)	—
Other delinquent loans	44,718	29,867	14,851	15,723	28,995	29,713	(718)
Loans past due 3 months or more	—	—	—	—	—	—	—
Restructured loans	463	—	463	8,353	(7,889)	(7,844)	(45)

Total loan balance	371,348	216,226	155,122	401,987	(30,639)	(6,489)	(24,149)

(Ratio to total loan balance)	12.2%	13.8%	9.9%	6.0%	6.2%	10.2%	0.9%

(*)	Trust a/c is principal guaranteed trust a/c

(2) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Domestic Branches (excluding offshore)	230,064	95,943	134,120	233,938	(3,874)	7,978	(11,852)

Manufacturing	18,566	884	17,682	23,151	(4,584)	(2,379)	(2,205)
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	64	(64)	—	(64)
Construction	1,683	975	708	1,820	(137)	(219)	82
Electricity, gas, heat supply and water	192	192	—	1,362	(1,170)	—	(1,170)
Information and communications	3,246	338	2,907	13,652	(10,405)	(63)	(10,341)
Transport and postal activities	2,180	929	1,250	1,753	426	143	282
Wholesale and retail trade	3,462	2,036	1,425	5,925	(2,463)	(2,272)	(190)
Finance and insurance	78,744	35,741	43,002	72,584	6,159	21,995	(15,835)
Real estate	52,925	17,090	35,834	62,411	(9,486)	(7,338)	(2,147)
Goods rental and leasing	56	56	—	69	(13)	(13)	—
Others	69,007	37,698	31,309	51,143	17,864	(1,873)	19,737

Overseas branches and offshore	2,324	—	2,324	2,870	(545)	(226)	(319)

Total	232,389	95,943	136,445	236,808	(4,419)	7,752	(12,172)

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

5

(3) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[Consolidated]

(Banking a/c)

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Problem assets based on the Financial Reconstruction Act (a)	255,129	280,285	(25,156)

Bankrupt and practically bankrupt	42,208	57,926	(15,718)
Doubtful	125,363	103,940	21,423
Substandard	87,557	118,418	(30,860)

Ordinary assets	21,968,736	22,118,429	(149,692)

Total balance (b)	22,223,866	22,398,714	(174,848)

(Ratio to total balance (a) / (b))	1.1%	1.3%	(0.2%)

Note 1: Partial direct written-off: Sep. 2011: 78,350 million yen, Mar. 2011: 85,491 million yen

Note 2: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011”.

[Non-consolidated (CMTB + STB)]

(Banking a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	195,597	67,298	128,299	221,163	(25,566)	(14,290)	(11,276)

Bankrupt and practically bankrupt	33,702	10,773	22,928	41,196	(7,494)	(6,553)	(940)
Doubtful	89,236	35,424	53,812	77,980	11,256	(8,451)	19,707
Substandard (b)	72,658	21,100	51,558	101,985	(29,327)	715	(30,043)

Ordinary assets	21,358,964	8,974,704	12,384,260	21,450,047	(91,082)	(3,338)	(87,744)

Substandard debtors (excluding Substandard) (c)	36,009	706	35,302	28,148	7,861	126	7,735
Other special mention debtors (*1)	678,752	279,515	399,237	707,196	(28,443)	(55,362)	26,918
Ordinary debtors	20,644,202	8,694,482	11,949,720	20,714,702	(70,499)	51,898	(122,398)

Total balance (d)	21,554,562	9,042,002	12,512,560	21,671,211	(116,648)	(17,628)	(99,020)

(Ratio to total balance (a) / (d))	0.9%	0.7%	1.0%	1.0%	(0.1%)	(0.2%)	(0.1%)

Assets to substandard debtors (b) + (c)	108,667	21,807	86,860	130,134	(21,466)	841	(22,308)

Note:	CMTB’s partial direct written-off: Sep. 2011: 14,520 million yen, Mar. 2011: 19,319 million yen
STB’s partial direct written-off: Sep. 2011: 35,901 billion yen, Mar. 2011: 38,014 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	45,195	29,880	15,315	24,090	21,105	21,869	(764)

Bankrupt and practically bankrupt	40	13	26	55	(15)	(0)	(15)
Doubtful	44,691	29,867	14,824	15,681	29,010	29,713	(703)
Substandard (b)	463	—	463	8,353	(7,889)	(7,844)	(45)

Ordinary assets	326,152	186,346	139,806	377,896	(51,744)	(28,358)	(23,385)

Substandard debtors (excluding Substandard) (c)	30	—	30	32	(1)	—	(1)
Other special mention debtors (*1)	11,774	8,392	3,382	4,037	7,737	8,292	(555)
Ordinary debtors	314,347	177,953	136,393	373,826	(59,479)	(36,650)	(22,828)

Total balance (d)	371,348	216,226	155,122	401,987	(30,639)	(6,489)	(24,149)

(Ratio to total balance (a) / (d))	12.2%	13.8%	9.9%	6.0%	6.2%	10.2%	0.9%

Assets to substandard debtors (b) + (c)	494	—	494	8,386	(7,891)	(7,844)	(47)

Note: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011”.

6

(4) Migration analysis of assets to special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	41.3	33.7	(7.5)	3.3	—	—	(3.8)	(7.0)
Doubtful	93.7	133.9	40.3	63.0	(1.2)	1.4	(12.1)	(10.8)
Assets to substandard debtor	138.5	109.2	(29.4)	9.4	(9.5)	1.0	(20.1)	(10.1)
Other special mention	711.2	690.5	(20.7)	223.0	(19.4)	14.4	(165.9)	(72.9)

[CMTB]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	17.3	10.8	(6.6)	2.4	—	—	(3.1)	(5.8)
Doubtful	44.0	65.3	21.3	34.9	(1.0)	1.3	(10.4)	(3.5)
Assets to substandard debtor	28.8	21.8	(7.0)	7.4	(8.1)	0.5	(6.1)	(0.7)
Other special mention	335.0	287.9	(47.1)	100.3	(7.1)	9.8	(137.5)	(12.6)

[STB]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	23.9	23.0	(1.0)	0.9	—	—	(0.6)	(1.2)
Doubtful	49.6	68.6	19.0	28.1	(0.2)	0.1	(1.7)	(7.3)
Assets to substandard debtor	109.7	87.4	(22.4)	1.9	(1.4)	0.5	(14.0)	(9.3)
Other special mention	376.3	402.6	26.4	122.7	(12.2)	4.6	(28.4)	(60.3)

7

(5) Final disposal of non-performing loans (Banking a/c and Principal guaranteed trust a/c combined)

(i) Loans outstanding in doubtful or worse categories

[Non-consolidated (CMTB + STB)]

Total

	Billions of Yen
	Sep. 2008	Mar. 2009	Sep. 2009	Mar. 2010	Sep. 2010	Mar. 2011	Sep. 2011			Change from Mar. 2011
							Total	CMTB	STB
Loans in bankrupt/ practically bankrupt	61.4	64.7	58.7	37.4	32.2	41.3	33.7	10.8	23.0	(7.5)
Doubtful loans	103.1	159.5	339.6	138.3	112.6	93.7	133.9	65.3	68.6	40.3
Total	164.5	224.1	398.4	175.8	144.8	134.9	167.7	76.1	91.6	32.8

Loans outstanding in doubtful or worse categories as of Sep. 2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt	61.4	44.8	39.7	18.8	17.5	17.2	9.7	3.3	6.4	(7.5)
Doubtful loans	103.1	78.8	59.6	61.5	40.6	35.9	32.3	16.3	16.0	(3.7)
Total	164.5	123.6	99.3	80.3	58.1	53.1	42.0	19.6	22.4	(11.1)

New entry to doubtful or worse categories during 2HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt		19.9	13.4	9.3	1.6	0.7	0.4	0.3	0.1	(0.3)
Doubtful loans		80.6	44.7	13.2	6.6	5.5	3.8	2.8	1.0	(1.8)
Total		100.5	58.0	22.4	8.3	6.2	4.2	3.1	1.1	(2.1)

New entry to doubtful or worse categories during 1HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt			5.7	6.5	8.2	4.2	3.7	3.6	0.1	(0.5)
Doubtful loans			235.4	45.1	37.8	22.6	16.3	2.7	13.6	(6.3)
Total			241.1	51.6	46.0	26.7	20.0	6.3	13.7	(6.8)

New entry to doubtful or worse categories during 2HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt				2.9	2.7	1.5	0.8	0.6	0.2	(0.7)
Doubtful loans				18.5	10.5	9.7	6.0	2.2	3.8	(3.8)
Total				21.5	13.2	11.2	6.7	2.8	4.0	(4.5)

New entry to doubtful or worse categories during 1HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt					2.1	1.8	1.0	0.8	0.2	(0.8)
Doubtful loans					17.1	8.6	7.3	2.8	4.6	(1.3)
Total					19.2	10.4	8.3	3.5	4.8	(2.0)

New entry to doubtful or worse categories during 2HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt						15.9	16.0	0.9	15.1	0.1
Doubtful loans						11.3	5.3	3.7	1.6	(6.0)
Total						27.2	21.3	4.6	16.7	(5.9)

New entry to doubtful or worse categories during 1HFY2011 and disposal thereafter
Loans in bankrupt/ practically bankrupt							2.2	1.4	0.7	2.2
Doubtful loans							63.0	34.9	28.1	63.0
Total							65.2	36.3	28.8	65.2

(ii) Progress of final disposal

[Non-consolidated (CMTB + STB)]

(Billions of Yen)

Period	Primary amount (A)	Amount as of Sep. 2011 (B)	Quasi final disposal or in the process of final disposal (C) (Less)	Amount of final disposal during 1HFY2011 (Less)	Ratio of final disposal progression (A-B)/A (%)	Adjusted ratio of final disposal progression (A-B+C)/A (%) (*)
Before 1HFY2008	2,903.9	42.0	8.5	10.8	98.6	98.8
2HFY2008	100.5	4.2	0.1	2.0	95.8	96.0
1HFY2009	241.1	20.0	3.5	6.7	91.7	93.2
2HFY2009	21.5	6.7	0.2	4.5	68.6	69.4
1HFY2010	19.2	8.3	0.1	2.0	56.6	57.3
2HFY2010	27.2	21.3	14.8	6.4	21.7	76.3
1HFY2011	65.2	65.2	0.3	—	—	0.4

Total	—	167.7	27.6	32.4	—	—

(*)	Ratio of final disposal progression considering quasi final disposal

8

3. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[CMTB] (Domestic standard)

	< Consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	1,033.3	1,024.7	8.5
Tier I	713.6	696.4	17.1
Tier II	331.3	343.7	(12.3)
Deduction (double gearing, etc.)	(11.5)	(15.4)	3.8

Total risk-weighted assets	6,421.2	6,622.5	(201.3)

BIS capital adequacy ratio	16.09%	15.47%	0.62%
(Tier I capital ratio)	11.11%	10.51%	0.60%

Note: Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Sep. 2011 are 16.32% and 11.45%, respectively.

[CMAB] (Domestic standard)

	< Non-consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	37.4	35.2	2.1
Tier I	37.4	35.2	2.1
Tier II	—	—	—
Deduction (double gearing, etc.)	—	—	—

Total risk-weighted assets	109.9	112.2	(2.3)

BIS capital adequacy ratio	34.04%	31.44%	2.60%
(Tier I capital ratio)	34.04%	31.44%	2.60%

[STB] (International standard)

	< Consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	1,909.2	1,880.8	28.3
Tier I	1,365.1	1,333.9	31.2
Tier II	643.3	646.6	(3.2)
Deduction (double gearing, etc.)	(99.3)	(99.6)	0.3

Total risk-weighted assets	11,354.9	12,028.0	(673.0)

BIS capital adequacy ratio	16.81%	15.63%	1.18%
(Tier I capital ratio)	12.02%	11.09%	0.93%

Note: Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Sep. 2011 are 18.11% and 13.05%, respectively.

Note: Risk measurement methodologies are as follows.

	CMTB Consolidated, Non-consolidated	CMAB Non-consolidated	STB Consolidated, Non-consolidated
Credit risk	Foundation Internal Ratings-Based Approach	Standardized Approach	Foundation Internal Ratings-Based Approach

Operational risk	Standardized Approach	Standardized Approach	Standardized Approach

Market risk (International standard)			Internal Models Approach

(2) Risk-weighted assets for credit risk

[Consolidated]

	Billions of Yen
	Sep. 2011 (Preliminary)
	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	36,065.1	15,099.4	231.2
Corporate, etc.	26,153.9	9,761.8	186.2
Corporate	16,194.6	9,153.3	185.1
Sovereign	6,961.1	177.8	0.3
Financial institution	2,998.2	430.5	0.8

Retail	5,974.4	1,200.1	34.1

Residential mortgage exposure	5,512.7	1,026.5	21.7
Qualifying revolving retail exposure	37.8	11.3	1.3
Other retail exposure	423.9	162.2	11.1

Equity	1,192.3	1,612.3	1.3
Fund	545.9	1,288.2	5.5
Securitization	763.3	259.8	1.4
Purchased receivables	574.9	372.6	2.3
Other assets	860.0	604.4	—

Standardized Approach	1,128.5	1,065.1	—
Subsidiaries	1,128.5	1,065.1	—

Exemption	1,317.0	399.4	—

Total credit risk	38,510.6	16,564.0	231.2

Note 1: Amount of Risk-weighted asset is after scaling factor adjustments.

Note 2: Expected Loss of securitization is the amount related to “Exposure applied to an upper limit of total required capital”, which is defined in the Notification.

9

4. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	1HFY2011			1HFY2010
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income (after written-off of principal guaranteed trust a/c)	46,964	—	46,964	48,516	—	48,516
Net interest income	102,239	15,737	117,976	99,045	19,727	118,772
			4,347			4,530
Interest income (*1)	158,712	34,804	189,169	160,874	38,682	195,027
			4,347			4,530
Interest expenses (*1, *2)	56,472	19,067	71,193	61,829	18,955	76,254
Net fees and commissions	37,098	871	37,969	41,848	(482)	41,366
Fees and commissions received	66,352	2,590	68,942	71,086	1,666	72,752
Fees and commissions paid	29,253	1,719	30,973	29,237	2,148	31,386
Net trading income	4,071	(920)	3,151	5,006	2,080	7,086
Trading income	4,071	(708)	3,363	5,006	2,121	7,127
Trading expenses	—	212	212	—	40	40
Net other operating income	7,926	36,869	44,795	12,682	12,245	24,928
Other operating income	15,965	45,570	61,535	21,589	29,190	50,779
Other operating expenses	8,038	8,701	16,740	8,906	16,944	25,851

(*1)	Figures in the upper rows in Interest income and Interest expenses show interests that accrue from transaction between domestic business and international business.
(*2)	Expenses matching the amount of investment of money held in trust is excluded from Interest expenses. (1HFY2011: 46 million yen, 1HFY2010: 51 million yen)

10

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)

[Non-consolidated (CMTB + STB)]

(Domestic business)

	Millions of Yen, percentage points
	1HFY2011			1HFY2010
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	26,685,534	158,666	1.18%	26,697,472	160,815	1.20%

Loans and bills discounted	17,995,614	109,801	1.21%	17,876,892	120,486	1.34%
Securities	5,938,872	35,812	1.20%	5,833,378	25,355	0.86%
Japanese government bonds	3,307,761	10,023	0.60%	3,147,774	7,611	0.48%
Japanese corporate bonds	851,857	4,702	1.10%	731,426	4,791	1.30%
Japanese stocks	1,462,648	16,767	2.28%	1,563,868	10,753	1.37%
Call loans and bills bought	313,062	203	0.12%	335,806	252	0.14%
Monetary claims bought	273,886	1,694	1.23%	339,412	2,111	1.24%
Due from banks	4,304	54	2.53%	4,913	6	0.25%
JPY deposit converted into foreign currencies	1,997,730	4,347	0.43%	1,843,458	4,530	0.49%

Interest-bearing liabilities	26,299,862	56,437	0.42%	26,271,964	61,775	0.46%

Deposits	20,628,471	41,166	0.39%	19,656,513	46,232	0.46%
Negotiable certificates of deposit (NCD)	2,051,704	1,406	0.13%	2,412,078	1,931	0.15%
Call money and bills sold	50,927	24	0.09%	47,875	27	0.11%
Short-term bonds payable	201,259	124	0.12%	260,350	173	0.13%
Bonds payable	651,200	6,431	1.96%	528,128	5,501	2.07%
Borrowed money	955,615	4,045	0.84%	1,214,236	3,866	0.63%
Borrowed money from trust account	1,210,493	2,984	0.49%	1,393,335	3,610	0.51%

(International business)
	Millions of Yen, percentage points
	1HFY2011			1HFY2010
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	4,487,786	34,804	1.54%	4,330,917	38,682	1.78%

Loans and bills discounted	1,857,464	12,283	1.31%	1,570,722	11,014	1.39%
Securities (Foreign securities)	2,093,519	25,026	2.38%	2,377,950	26,797	2.24%
Call loans and bills bought	16,755	18	0.22%	31,576	61	0.38%
Due from banks	433,558	2,202	1.01%	305,358	953	0.62%

Interest-bearing liabilities	5,337,789	19,067	0.71%	4,747,464	18,955	0.79%

Deposits	1,077,998	3,107	0.57%	870,423	2,472	0.56%
Negotiable certificates of deposit (NCD)	407,576	850	0.41%	166,790	501	0.59%
Call money and bills sold	291,398	648	0.44%	176,474	404	0.45%
Payables under repurchase agreements	374,633	270	0.14%	365,615	444	0.24%
Borrowed money	428,707	7,131	3.31%	455,165	7,513	3.29%
Foreign currency deposit converted from JPY	1,997,730	4,347	0.43%	1,843,458	4,530	0.49%

11

(3) Summary of fees and commissions received/paid in domestic/international business

[Consolidated]

	Millions of Yen
	1HFY2011				1HFY2010
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	137,917	11,241	(20,336)	128,822	112,569	6,076	(17,092)	101,554

Trust related	41,343	27	(1,883)	39,486	31,682	20	(1,521)	30,182
Deposit and loans	10,108	1,842	(681)	11,269	9,562	1,021	(261)	10,323
Foreign exchange	948	84	(97)	935	538	137	(18)	656
Securities related	23,308	321	(8,952)	14,676	16,709	343	(7,268)	9,784
Agency business	10,748	4,518	(1,300)	13,966	7,197	4,265	(1,402)	10,060
Safe keeping deposit/safe deposit box	177	—	—	177	100	—	—	100
Guarantee	6,971	107	(2,504)	4,574	4,883	138	(1,807)	3,214

Fees and commissions paid	52,348	2,250	(23,228)	31,370	38,925	3,155	(10,590)	31,490

Foreign exchange	626	41	(71)	596	244	112	—	356

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	1HFY2011			1HFY2010
	Domestic business	International business	Total	Domestic business	International business	Total
Fees and commissions received	66,352	2,590	68,942	71,086	1,666	72,752

Trust related	27,136	27	27,163	33,047	20	33,067
Deposit and loans	8,560	1,917	10,477	10,162	1,120	11,283
Foreign exchange	770	124	894	723	149	872
Securities related	18,433	199	18,633	15,586	93	15,679
Agency business	10,159	—	10,159	10,358	0	10,358
Safe keeping deposit/safe deposit box	177	—	177	183	—	183
Guarantee	488	122	610	469	141	611

Fees and commissions paid	29,253	1,719	30,973	29,237	2,148	31,386

Foreign exchange	408	259	667	338	190	528

12

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business

(i) Trading income/expenses

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	1HFY2011			1HFY2010
	Domestic business	International business	Total	Domestic business	International business	Total
Trading income	4,071	(708)	3,363	5,006	2,121	7,127

Gains on trading account securities transactions	97	—	97	145	—	145
Income from securities and derivatives related to trading transactions	48	(44)	3	20	258	278
Income from trading-related financial derivatives transactions	3,551	(663)	2,887	4,346	1,862	6,209
Other trading income	374	—	374	493	—	493

Trading expenses	—	212	212	—	40	40

Expenses on trading securities and derivatives	—	—	—	—	—	—
Expenses on securities and derivatives related to trading transactions	—	212	212	—	40	40
Expenses on trading-related financial derivatives transactions	—	—	—	—	—	—
Other trading expenses	—	—	—	—	—	—

(ii) Ending balance of trading assets/liabilities

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011			Sep. 2010
	Domestic business	International business	Total	Domestic business	International business	Total
Trading assets	31,068	49,908	80,976	581,461	266,230	847,692

Trading account securities	70	—	70	12,765	—	12,765
Derivatives of trading securities	—	—	—	—	—	—
Securities related to trading transactions	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	68	24	92
Trading-related financial derivatives	—	49,908	49,908	135,138	266,206	401,344
Other trading assets	30,997	—	30,997	433,489	—	433,489

Trading liabilities	—	44,802	44,802	87,918	132,414	220,332

Trading securities sold for short sales	—	—	—	—	—	—
Derivatives of trading securities-assets	—	—	—	—	—	—
Securities related to trading transactions sold for short sales	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	—	54	54
Trading-related financial derivatives	—	44,802	44,802	87,918	132,359	220,277
Other trading liabilities	—	—	—	—	—	—

13

5. Major subsidiaries and affiliates

[Consolidated]

(Subsidiaries)

Company names	Capital	Primary business	SMTH Group’s share in voting rights		Net income (Billions of Yen)
			(Subsidiaries’ share in voting rights)		1HFY2011	1HFY2010	Change
The Chuo Mitsui Trust and Banking Company, Limited	JPY 399,697 mil.	Trust and banking	100	(—)	17.1	33.0	(15.9)
Chuo Mitsui Asset Trust and Banking Company, Limited	JPY 11,000 mil.	Trust and banking	100	(—)	2.8	3.3	(0.4)
MTH Preferred Capital 1 (Cayman) Limited	JPY 29,200 mil.	Finance services	100	(—)	0.5	0.5	(0.0)
MTH Preferred Capital 3 (Cayman) Limited	JPY 31,700 mil.	Finance services	100	(—)	0.6	0.6	(0.0)
MTH Preferred Capital 4 (Cayman) Limited	JPY 10,800 mil.	Finance services	100	(—)	0.1	0.1	(0.0)
MTH Preferred Capital 5 (Cayman) Limited	JPY 33,700 mil.	Finance services	100	(—)	0.5	0.5	—
CMTH Preferred Capital 6 (Cayman) Limited	JPY 42,700 mil.	Finance services	100	(—)	0.7	0.7	—
CMTH Preferred Capital 7 (Cayman) Limited	JPY 41,600 mil.	Finance services	100	(—)	1.1	1.1	—
Chuo Mitsui Asset Management Company, Limited	JPY 300 mil.	Asset management	100	(—)	0.0	0.1	(0.0)
Chuo Mitsui Capital Company Limited	JPY 1,247 mil.	Private equity fund management	100	(—)	0.0	0.0	0.0
Japan Trustee Services Bank, Ltd. (*)	JPY 51,000 mil.	Trust and banking	66.66	(33.33)	0.3	0.5	(0.2)
Chuo Mitsui Trust International Ltd.	GBP 20 mil.	Securities business	100	(100)	(0.0)	(0.1)	0.0
Chuo Mitsui Investments, Inc.	USD 0.1 mil.	Investment advisory	100	(100)	0.0	0.0	(0.0)
Chuo Mitsui Investments Hong Kong Limited	HKD 11.04 mil.	Investment advisory	100	(100)	0.0	(0.0)	0.0
Chuo Mitsui Information Technology Co., Ltd.	JPY 200 mil.	Computer-related services	100	(100)	0.0	0.0	0.0
CMTB Facilities Co., Ltd.	JPY 100 mil.	Property management	100	(100)	0.0	(0.3)	0.4
Chuo Mitsui Business Co., Ltd.	JPY 450 mil.	Agency services	100	(100)	(0.0)	0.0	(0.0)
Chuo Mitsui Loan Business Co., Ltd.	JPY 100 mil.	Loan administration	100	(100)	0.0	0.0	0.0
CMTB Equity Investments Co., Ltd.	JPY 100 mil.	Investment, management and administration of stocks	100	(100)	(0.2)	0.0	(0.2)
Chuo Mitsui Guarantee Co., Ltd.	JPY 301 mil.	Housing loan guaranty	100	(100)	2.6	0.8	1.8
Chuo Mitsui Card Co., Ltd.	JPY 300 mil.	Credit cards	100	(100)	0.0	(0.0)	0.1
Chuo Mitsui Realty Company, Limited	JPY 300 mil.	Residential brokerage	100	(100)	0.0	0.0	(0.0)
Chuo Mitsui Finance Service Co., Ltd.	JPY 3,150 mil.	Finance services	100	(100)	(0.0)	(0.1)	0.0
Tokyo Securities Transfer Agent Co., Ltd.	JPY 50 mil.	Stock transfer agency services	100	(100)	0.2	0.0	0.2
Chuo Mitsui Trust Realty Company, Ltd.	JPY 300 mil.	Asset management	100	(100)	(0.0)	(0.0)	0.0

Note: Japan Trustee Services Bank, Ltd. became consolidated subsidiary on April 1, 2011.

(Affiliates)

Mitsui & Co., Logistics Partners Ltd.	JPY 150 mil.	Investment company (Asset management)	29	(29)	0.1	0.1	(0.0)
Japan Stockholders Data Service Company, Limited	JPY 2,000mil.	Agency services	50	(50)	0.2	(0.0)	0.2

Company names	Capital	Primary business	SMTH Group’s share in voting rights		Net income (Billions of Yen)
			(Subsidiaries’ share in voting rights)		1HFY2011	1HFY2010	Change
The Sumitomo Trust and Banking Co., Ltd.	JPY 342,037 mil.	Trust and banking	100	(—)	37.6	48.4	(10.8)
The Sumishin Shinko Co., Ltd.	JPY 50 mil.	Property maintenance	100	(100)	0.0	0.0	0.0
Sumishin Guaranty Co., Ltd.	JPY 300 mil.	Housing loan guaranty	100	(100)	0.9	0.6	0.3
STB Wealth Partners Co., Ltd.	JPY 155 mil.	Consulting	100	(100)	0.0	(0.0)	0.0
Sumishin Real Estate Loan & Finance, Ltd.	JPY 6,000 mil.	Finance services	100	(100)	1.8	0.7	1.0
Sumishin Business Service Co., Ltd.	JPY 80 mil.	Agency services/ Temporary staffing/ Training services	100	(100)	(0.0)	(0.0)	0.0
STB Real Estate Investment Management Co., Ltd.	JPY 300 mil.	Asset management	100	(100)	0.1	0.1	(0.0)
Nikko Asset Management Co., Ltd.	JPY 17,363 mil.	Asset management	91.34	(91.34)	2.7	2.5	0.1
Sumishin Panasonic Financial Services Co., Ltd.	JPY 25,584 mil.	General leasing/ Credit cards	84.89	(84.89)	5.5	6.0	(0.4)
Japan TA Solution, Ltd.	JPY 2,005 mil.	Development and management of systems/ Operations of entrusted data processing	80	(80)	0.0	0.1	(0.0)
Sumishin Card Co., Ltd.	JPY 50 mil.	Credit cards	100	(100)	0.0	0.0	0.0
STB Investment Corporation	JPY 35 mil.	Venture capital	100	(100)	(0.0)	(0.0)	0.0
Sumishin Information Service Co., Ltd.	JPY 100 mil.	Information technology/ Commissioned accounting operation	100	(100)	0.0	0.0	(0.0)
STB Asset Management Co., Ltd.	JPY 300 mil.	Asset management	100	(100)	0.1	0.2	(0.0)
STB Research Institute Co., Ltd.	JPY 300 mil.	Research and consulting/ Asset management	100	(100)	(0.0)	(0.0)	0.0
Sumishin Realty Co., Ltd.	JPY 300 mil.	Residential brokerage	100	(100)	0.0	0.1	(0.0)
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Finance services	100	(100)	0.2	0.1	0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	0.1	0.1	(0.0)
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	0.5	0.3	0.2
STB Preferred Capital 2 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	0.7	0.7	(0.0)
STB Preferred Capital 3 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	0.7	0.7	(0.0)
STB Preferred Capital 4 (Cayman) Ltd.	JPY 111,600 mil.	Finance services	100	(100)	2.3	2.3	(0.0)
STB Preferred Capital 5 (Cayman) Ltd.	JPY 70,900 mil.	Finance services	100	(100)	1.7	1.7	(0.0)
STB Omega Investment Ltd.	USD 60 mil.	Finance services	100	(100)	0.5	0.3	0.1

SBI Sumishin Net Bank, Ltd.	JPY 31,000 mil.	Banking	50	(50)	3.2	1.4	1.7
Japan Pension Operation Service, Ltd.	JPY 1,500 mil.	Pension plan administration services	50	(50)	0.0	0.0	(0.0)
BUSINEXT CORPORATION	JPY 9,000 mil.	Finance services	40	(40)	0.1	0.2	(0.1)
Sumishin Life Card Company, Limited	JPY 255 mil.	Credit cards	40	(40)	0.0	0.0	(0.0)
Top REIT Asset Management Co., Ltd.	JPY 300 mil.	Investment company (Asset management)	38	(38)	0.1	0.1	(0.0)
HR One Corporation	JPY 519 mil.	Employees data administration	35.89	(35.89)	0.0	0.0	(0.0)
Zijin Trust Co., Ltd.	RMB 500 mil.	Banking, security and trust services	19.99	(19.99)	0.1	—	—

14

6. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	1,096,477	2,920,300	756,049	4,772,826	926,209	3,135,292	683,009	4,744,510
Flt Rcv-Fix Pay	231,421	438,898	953,612	1,623,932	88,835	502,020	1,035,467	1,626,324
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

[CMTB]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	7,500	113,195	100,000	220,695	2,500	123,147	100,000	225,647
Flt Rcv-Fix Pay	—	—	100,000	100,000	—	—	100,000	100,000
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

[STB]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	1,088,977	2,807,105	656,049	4,552,131	923,709	3,012,145	583,009	4,518,863
Flt Rcv-Fix Pay	231,421	438,898	853,612	1,523,932	88,835	502,020	935,467	1,526,324
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

15

7. Retirement benefits

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Projected benefit obligation (A)	390,160	383,142	7,017
(Discount rate) (*2)	1.5% - 2.0%	1.5% - 2.0%	—

Plan assets (B)	450,005	437,332	12,672
Provision for retirement benefits (C)	14,720	11,550	3,169
Advanced benefit paid (D)	142,392	223,058	(80,666)
Unrecognized net prior service cost (E)	290	325	(34)
Unrecognized net actuarial loss (F)	67,536	156,992	(89,455)

(*1)	(A) = (B) + (C) - (D) + (E) + (F)
(*2)	Minimum and maximum rate of the consolidated companies

	Millions of Yen
	1HFY2011	1HFY2010	Change
Retirement benefit expenses	(1,504)	(10,158)	8,654

8. Deferred tax assets

Major factors for deferred tax assets and deferred tax liabilities

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Deferred tax assets (A)	278,854	243,233	35,620

Devaluation of securities	73,377	80,615	(7,238)
Allowance for loan losses (including written-off of loans)	58,271	66,868	(8,596)
Provision for retirement benefits	25,763	25,227	536
Loss carry forwards	94,484	92,231	2,252
Valuation difference on available-for-sale securities	9,205	11,936	(2,731)
Defined hedge gains/ losses	1,979	—	1,979
Others	133,030	84,051	48,979
Valuation allowance	(45,009)	(49,723)	4,713
Offset with deferred tax liabilities	(72,249)	(67,974)	(4,274)

Deferred tax liabilities (B)	3,544	3,997	(453)

Employee retirement benefit trust	45,370	41,445	3,924
Defined hedge gains/ losses	—	8,982	(8,982)
Valuation difference on available-for-sale securities	—	7,653	(7,653)
Others	30,422	13,890	16,532
Offset with deferred tax assets	(72,249)	(67,974)	(4,274)

Net deferred tax assets (A) - (B)	275,310	239,236	36,074

Percentage to Tier I	13.2%	—	—
Tier I	2,082,834	—	—

Note: Deferred tax assets arising from the management integration is included in “Others”.

16

<Reference> Other referential financial figures

(1) Balance Sheets

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	Sep. 2011				Mar. 2011	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Assets:
Cash and due from banks	2,032.8	554.3	20.9	1,457.5	1,080.1	952.6	82.4	(6.5)	876.7
Call loans	34.0	—	—	34.0	15.3	18.6	—	—	18.6
Receivables under resale agreements	51.5	—	—	51.5	33.2	18.3	—	—	18.3
Receivables under securities borrowing transactions	7.7	6.7	—	1.0	9.3	(1.6)	(2.6)	—	1.0
Monetary claims bought	272.9	100.0	—	172.8	292.0	(19.0)	0.1	—	(19.2)
Trading assets	694.3	47.1	—	647.2	678.7	15.5	10.5	—	5.0
Money held in trust	22.0	—	—	22.0	22.2	(0.1)	—	—	(0.1)
Securities	7,368.5	2,960.5	30.2	4,377.7	8,721.5	(1,352.9)	(721.8)	(58.9)	(572.2)
Loans and bills discounted	20,875.2	8,845.8	—	12,029.4	21,015.2	(140.0)	(15.7)	—	(124.2)
Foreign exchanges	6.6	1.0	—	5.5	17.9	(11.2)	(11.1)	—	(0.0)
Other assets	1,157.8	257.9	27.8	872.1	1,416.7	(258.8)	(97.5)	(2.0)	(159.2)
Tangible fixed assets	219.8	96.3	0.3	123.1	214.1	5.7	(2.0)	(0.0)	7.8
Intangible fixed assets	55.2	19.9	3.6	31.6	51.8	3.3	0.0	0.0	3.3
Deferred tax assets	222.9	138.6	3.5	80.7	220.4	2.4	4.1	0.4	(2.1)
Customers’ liabilities for acceptances and guarantees	403.7	53.2	—	350.5	385.8	17.8	3.5	—	14.3
Allowance for loan losses	(121.2)	(39.9)	—	(81.2)	(127.8)	6.6	2.3	—	4.2
Allowance for investment loss	(1.1)	—	—	(1.1)	(1.1)	—	—	—	—

Total assets	33,303.2	13,041.8	86.5	20,174.8	34,045.8	(742.6)	(747.6)	(67.1)	72.1

Liabilities:
Deposits	22,182.1	9,372.6	0.0	12,809.4	21,639.6	542.4	36.4	(0.0)	505.9
Negotiable certificates of deposit	2,766.5	318.3	—	2,448.2	2,627.6	138.9	(51.7)	—	190.6
Call money	406.9	110.4	39.0	257.5	409.8	(2.8)	(138.5)	(64.0)	199.6
Payables under repurchase agreements	140.5	18.5	—	121.9	620.8	(480.3)	18.5	—	(498.8)
Collateral for lending securities	648.4	648.4	—	—	1,320.4	(672.0)	(513.2)	—	(158.7)
Trading liabilities	179.9	10.9	—	168.9	110.4	69.4	3.2	—	66.1
Borrowed money	1,546.0	659.4	—	886.6	1,764.7	(218.6)	(19.5)	—	(199.0)
Foreign exchanges	0.1	—	—	0.1	0.0	0.0	—	—	0.0
Short-term bonds payable	253.0	—	—	253.0	325.7	(72.6)	—	—	(72.6)
Corporate bonds	740.2	262.2	—	477.9	702.1	38.0	(4.9)	—	43.0
Borrowed money from trust account	1,109.6	700.7	—	408.9	1,233.3	(123.7)	(100.9)	—	(22.7)
Other liabilities	947.7	134.4	8.5	804.8	935.2	12.5	18.0	0.2	(5.7)
Provision for bonuses	6.5	2.0	0.4	4.1	6.8	(0.2)	0.0	0.0	(0.2)
Provision for directors’ bonuses	—	—	—	—	0.0	(0.0)	—	—	(0.0)
Provision for retirement benefits	0.2	—	—	0.2	0.2	(0.0)	—	—	(0.0)
Provision for reimbursement of deposits	6.3	5.1	—	1.1	6.4	(0.0)	(0.1)	—	0.0
Provision for contingent loss	17.7	7.3	—	10.4	18.4	(0.6)	0.1	—	(0.8)
Provision for relocation expenses	9.0	0.2	0.3	8.5	5.6	3.4	0.2	0.3	2.8
Deferred tax liabilities for land revaluation	5.1	—	—	5.1	5.7	(0.5)	—	—	(0.5)
Acceptances and guarantees	403.7	53.2	—	350.5	385.8	17.8	3.5	—	14.3

Total liabilities	31,370.3	12,304.0	48.3	19,017.9	32,119.3	(749.0)	(748.8)	(63.4)	63.1

Net assets:
Capital stock	752.7	399.6	11.0	342.0	752.7	—	—	—	—
Capital surplus	466.8	149.0	21.2	296.5	467.3	(0.4)	—	—	(0.4)
Legal capital surplus	412.8	149.0	21.2	242.5	412.8	—	—	—	—
Other capital surplus	54.0	—	—	54.0	54.4	(0.4)	—	—	(0.4)
Retained earnings	748.0	220.7	5.9	521.4	719.9	28.1	9.1	(3.7)	22.7
Legal retained earnings	105.5	49.5	—	56.0	100.8	4.7	1.6	—	3.1
Other retained earnings	642.5	171.1	5.9	465.3	619.0	23.4	7.5	(3.7)	19.6
Reserve for overseas investment loss	0.0	—	—	0.0	0.0	(0.0)	—	—	(0.0)
Other voluntary reserve	371.8	—	—	371.8	371.8	—	—	—	—
Retained earnings brought forward	270.6	171.1	5.9	93.5	247.2	23.4	7.5	(3.7)	19.6
Treasury stock	—	—	—	—	(0.4)	0.4	—	—	0.4

Shareholders’ equity	1,967.6	769.4	38.1	1,160.0	1,939.4	28.1	9.1	(3.7)	22.7

Valuation difference on available-for-sale securities	(10.2)	(18.3)	(0.0)	8.0	(4.3)	(5.8)	(9.0)	0.0	3.2
Deferred gains or losses on hedges	(2.4)	3.2	—	(5.6)	12.6	(15.0)	1.0	—	(16.1)
Revaluation reserve for land	(22.0)	(16.5)	—	(5.5)	(21.2)	(0.8)	—	—	(0.8)

Valuation and translation adjustments	(34.7)	(31.6)	(0.0)	(3.0)	(13.0)	(21.7)	(8.0)	0.0	(13.7)

Total net assets	1,932.8	737.7	38.1	1,156.9	1,926.4	6.4	1.1	(3.6)	9.0

Total liabilities and net assets	33,303.2	13,041.8	86.5	20,174.8	34,045.8	(742.6)	(747.6)	(67.1)	72.1

17

(2) Statements of Income

[Non-consolidated (CMTB + CMAB + STB)]

Items	Billions of Yen
	1HFY2011				1HFY2010	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Ordinary income	378.3	138.0	21.2	219.0	387.4	(9.1)	(11.5)	(0.1)	2.5

Trust fees	46.9	5.0	17.3	24.5	48.5	(1.5)	(0.7)	(0.1)	(0.5)
Interest income	189.1	79.6	0.0	109.4	195.0	(5.8)	(0.4)	(0.0)	(5.4)
Interest on loans and discounts	122.0	49.7	—	72.3	131.5	(9.4)	(4.6)	—	(4.7)
Interest on securities	60.8	27.2	0.0	33.5	52.2	8.6	4.2	(0.0)	4.4
Fees and commissions	68.9	30.0	3.8	35.0	72.7	(3.8)	(2.8)	0.0	(1.0)
Trading income	3.3	1.8	—	1.5	7.1	(3.7)	0.3	—	(4.1)
Other ordinary income	61.5	18.2	—	43.3	50.7	10.7	(5.3)	—	16.1
Other income	8.3	3.1	0.0	5.1	13.2	(4.9)	(2.5)	(0.0)	(2.3)

Ordinary expenses	290.7	117.6	16.1	157.0	296.6	(5.8)	10.3	0.5	(16.7)

Interest expenses	71.2	27.5	0.0	43.6	76.3	(5.0)	(3.1)	(0.0)	(1.8)
Interest on deposits	44.2	18.7	—	25.5	48.7	(4.4)	(2.3)	—	(2.1)
Fees and commissions payments	30.9	7.4	6.4	17.1	31.3	(0.4)	0.0	(0.0)	(0.3)
Trading expenses	0.2	0.2	—	—	0.0	0.1	0.1	—	—
Other ordinary expenses	16.7	6.4	—	10.3	25.8	(9.1)	1.5	—	(10.6)
General and administrative expenses	133.3	54.2	9.2	69.8	134.4	(1.1)	(0.2)	0.3	(1.1)
Other expenses	38.3	21.8	0.3	16.1	28.5	9.7	12.0	0.3	(2.7)

Ordinary profit	87.5	20.4	5.1	61.9	90.8	(3.2)	(21.8)	(0.6)	19.3

Extraordinary income	0.2	—	—	0.2	15.0	(14.7)	(8.0)	—	(6.7)
Extraordinary loss	7.8	3.0	0.3	4.4	21.3	(13.5)	0.8	0.0	(14.4)

Income before Income Taxes	79.9	17.3	4.8	57.7	84.5	(4.5)	(30.8)	(0.7)	27.0

Income taxes-Current	12.3	0.0	2.4	9.8	6.7	5.5	0.0	(0.1)	5.7
Income taxes-Deferred	9.9	0.1	(0.4)	10.3	(7.1)	17.1	(14.9)	(0.1)	32.2

Income taxes	22.3	0.1	1.9	20.1	(0.4)	22.7	(14.8)	(0.3)	37.9

Net income	57.6	17.1	2.8	37.6	84.9	(27.2)	(15.9)	(0.4)	(10.8)

18

(3) Statement of trust account

[Non-consolidated (CMTB + CMAB + STB)]

Items	Billions of Yen
	Sep. 2011				Mar. 2011	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Loans and bills discounted	543.9	219.9	—	323.9	565.0	(21.1)	(11.9)	—	(9.2)
Securities	586.2	3.1	76.1	506.9	713.1	(126.8)	(0.1)	(1.0)	(125.6)
Beneficiary rights	98,627.6	0.0	29,895.6	68,732.0	95,836.2	2,791.3	(0.0)	(702.8)	3,494.2
Securities held in custody accounts	190.7	0.1	—	190.6	304.5	(113.8)	(0.0)	—	(113.8)
Money claims	9,577.3	0.1	1,334.2	8,242.9	10,245.3	(668.0)	(0.0)	(82.6)	(585.3)
Tangible fixed assets	9,311.0	4,927.5	—	4,383.5	9,419.0	(108.0)	(102.2)	—	(5.7)
Intangible fixed assets	66.9	30.7	—	36.1	68.3	(1.3)	(0.2)	—	(1.1)
Other claims	1,728.6	36.3	—	1,692.2	1,756.3	(27.7)	(0.6)	—	(27.0)
Call loans	27.8	—	—	27.8	42.3	(14.5)	—	—	(14.5)
Loans to banking account	1,109.6	700.7	—	408.9	1,233.3	(123.7)	(100.9)	—	(22.7)
Cash and due from banks	418.0	174.2	19.7	224.0	428.6	(10.5)	(11.7)	1.2	(0.0)

Total assets	122,188.1	6,093.0	31,325.7	84,769.3	120,612.5	1,575.6	(227.9)	(785.2)	2,588.8

Money trusts	21,820.9	712.0	8,249.5	12,859.3	22,032.9	(212.0)	(65.5)	(55.4)	(90.9)
Pension trusts	12,725.4	—	6,581.0	6,144.3	13,254.9	(529.5)	—	(414.4)	(115.0)
Property formation benefit trusts	22.0	13.2	—	8.7	22.1	(0.0)	(0.0)	—	(0.0)
Loan trusts	180.4	179.9	—	0.5	248.2	(67.8)	(48.3)	—	(19.4)
Securities investment trusts	38,716.5	—	12,242.5	26,473.9	37,776.4	940.0	—	(251.9)	1,192.0
Money entrusted, other than money trusts	3,090.4	0.2	326.5	2,763.6	2,553.3	537.0	(0.0)	(12.6)	549.7
Securities trusts	20,168.7	0.1	1,410.8	18,757.7	18,550.6	1,618.0	(0.0)	25.3	1,592.6
Money claim trusts	9,607.0	1.0	1,353.5	8,252.4	10,288.9	(681.8)	(0.0)	(81.3)	(600.4)
Land and fixtures trusts	118.6	76.5	—	42.0	118.1	0.4	0.3	—	0.1
Composite trusts	15,737.8	5,109.8	1,161.6	9,466.3	15,766.4	(28.6)	(114.2)	5.3	80.2
Other trusts	0.0	0.0	—	0.0	0.0	—	—	—	—

Total liabilities	122,188.1	6,093.0	31,325.7	84,769.3	120,612.5	1,575.6	(227.9)	(785.2)	2,588.8

(*)	The amount of retrusted assets to Japan Trustee Services Bank, Ltd. as a securities processing is included in Beneficiary rights:

Sep. 2011: CMAB 29,881.4 billion yen, STB 68,695.2 billion yen

Mar. 2011: CMAB 30,583.8 billion yen, STB 65,200.9 billion yen

(4) Breakdown of principal guaranteed trust a/c

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB		Total	CMTB	STB
Money trusts
Loans and bills discounted	371.3	216.2	155.1	401.9	(30.6)	(6.4)	(24.1)
Securities	0.0	—	0.0	0.0	—	—	—
Others	920.5	573.6	346.9	1,041.2	(120.7)	(87.1)	(33.6)

Total assets	1,291.9	789.8	502.0	1,443.3	(151.4)	(93.6)	(57.7)

Principal	1,290.7	789.6	501.1	1,442.1	(151.3)	(93.7)	(57.6)
Reserves for JOMT (Jointly-operated money trust)	0.2	0.1	0.1	0.3	(0.0)	0.0	(0.1)
Others	0.8	0.0	0.8	0.8	0.0	0.0	(0.0)

Total liabilities	1,291.9	789.8	502.0	1,443.3	(151.4)	(93.6)	(57.7)

Loan trusts
Loans and bills discounted	—	—	—	—	—	—	—
Securities	0.4	0.4	—	0.4	(0.0)	(0.0)	—
Others	181.2	180.7	0.5	249.1	(67.8)	(48.3)	(19.4)

Total assets	181.7	181.2	0.5	249.5	(67.8)	(48.3)	(19.4)

Principal	179.0	178.6	0.4	246.0	(66.9)	(47.7)	(19.1)
Reserves for loan trust	1.2	1.1	0.0	1.5	(0.3)	(0.2)	(0.1)
Others	1.4	1.4	0.0	1.9	(0.4)	(0.3)	(0.1)

Total liabilities	181.7	181.2	0.5	249.5	(67.8)	(48.3)	(19.4)

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Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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